中国航信
TravelSky

04024328

04 APR 12 AM 7:21

5th April 2004

Securities and Exchange Commission
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: Travelsky Technology Limited – Information Furnished Pursuant to Rule 12g -3-2 (b) Under the Securities Exchange Act of 1934 (File: No. 82-34687)

SUPPL

Dear Sirs:

On behalf of Travelsky Technology Limited, the enclosed are copies of documents to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1) (III) of Rule 12g-3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 8 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions in connection with this matter, please contact Weiping Ding at 0086-10-84019073.

Very truly yours

PROCESSED
APR 14 2004
THOMSON FINANCIAL

Weiping Ding

中国民航信息网络股份有限公司
TravelSky Technology Limited
地址：中国北京东城区东四西大街155号西楼 邮编：100710

Documents enclosed:

- 2003 INTERIM REPORT
- 2004 ANNUAL REPORT
- Circular (Ongoing Connected Transactions)
- Others

中國民航信息網絡股份有限公司

TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

2003 INTERIM REPORT

82-34687

The Board of Directors (the "Board") of TravelSky Technology Limited (the "Company") hereby announces the unaudited interim results of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2003 prepared in accordance with International Financial Reporting Standards.

CONDENSED CONSOLIDATED BALANCE SHEET

AS AT JUNE 30, 2003

(Amounts expressed in thousands of Renminbi)

	Note	June 30, 2003 *(unaudited)*	December 31, 2002 *(audited)*
ASSETS			
Non-Current Assets			
Property, plant and equipment, net	7	**327,608**	340,632
Intangible assets, net		**7,488**	9,098
Investments in associated companies		**27,930**	23,646
Other long-term investment		**100,000**	100,000
Other long-term assets		**5,291**	5,746
		468,317	479,122
Current assets			
Inventories		**6,159**	2,018
Accounts receivable, net	8	**8,668**	4,447
Due from associated companies		**10,641**	377
Due from related parties, net		**151,992**	135,371
Prepayments and other current assets		**216,898**	30,826
Short-term investments		**2,000**	2,195
Short-term bank deposits		**190,234**	539,491
Cash and cash equivalents		**2,124,201**	1,893,422
		2,710,793	2,608,147
Total assets		**3,179,110**	3,087,269
EQUITY AND LIABILITIES			
Capital and Reserves			
Paid in capital		**888,158**	888,158
Reserves	5	**1,538,656**	1,453,674
Retained earnings		**344,270**	464,191
		2,771,084	2,806,023
Minority interests		**37,874**	37,600
Current liabilities			
Accounts payable and accrued liabilities	9	**245,432**	193,044
Due to related parties		**14,106**	22,906
Dividends payable		**105,799**	14,342
Taxes payable		**3,728**	13,140
Deferred revenue		**1,087**	214
		370,152	243,646
Total equity and liabilities		**3,179,110**	3,087,269
Net current assets		**2,340,641**	2,364,501
Total assets less current liabilities		**2,808,958**	2,843,623

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2003

(Amounts expressed in thousands of Renminbi, except per share data)

	Note	Six months ended June 30 2003	2002
Revenues:			
Electronic travel distribution		**205,004**	257,336
Airport passenger processing		**103,475**	114,111
Data network		**78,525**	82,433
Others		**24,826**	20,876
Total revenues		**411,830**	474,756
Business taxes and other surcharges		**(14,379)**	(15,415)
Net revenues		**397,451**	459,341
Operating expenses:			
Depreciation and amortisation		**(61,475)**	(68,265)
Network usage		**(31,752)**	(27,526)
Personnel		**(60,490)**	(46,093)
Operating lease rentals		**(19,965)**	(18,522)
Technical support and maintenance fees		**(19,602)**	(13,994)
Commission and promotion expenses		**(35,084)**	(26,333)
Other operating expenses		**(39,739)**	(54,617)
Total operating expenses		**(268,107)**	(255,350)
Operating profit		**129,344**	203,991
Financial income, net		**15,043**	25,485
Share of results of associated companies		**5,573**	3,998
Other (expenses) income, net		**(640)**	2,062
Profit before taxation and minority interests	2	**149,320**	235,536
Taxation	3	**(11,593)**	(1,191)
Income before minority interests		**137,727**	234,345
Minority interests		**(2,139)**	3,187
Net profit		**135,588**	237,532
Earnings per share, basic and diluted (RMB)	4	**0.15**	0.27

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2003

(Amounts expressed in thousands of Renminbi)

	For the six months ended June 30, 2003			
	Paid in capital	Reserves	Retained earnings	Total
Balance as at January 1, 2003	888,158	1,453,674	464,191	2,806,023
Profit for the period	—	—	135,588	135,588
Dividend for 2002	—	—	(170,527)	(170,527)
Transfer to reserves	—	84,982	(84,982)	—
Balance as at June 30, 2003	888,158	1,538,656	344,270	2,771,084

	For the six months ended June 30, 2002			
	Paid in capital	Reserves	Retained earnings	Total
Balance as at January 1, 2002	888,158	1,214,866	333,045	2,436,069
Profit for the period	—	—	237,532	237,532
Dividend for 2001	—	—	(163,420)	(163,420)
Transfer to reserves	—	72,883	(72,883)	—
Balance as at June 30, 2002	888,158	1,287,749	334,274	2,510,181

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2003

(Amounts expressed in thousands of Renminbi)

	Note	Six months ended June 30 2003	2002
Cash flows from operating activities			
Cash generated from operating activities	10	**212,879**	248,709
Enterprise income tax paid		**(11,593)**	(874)
Net cash provided by operating activities		**201,286**	247,835
Cash flows from investing activities			
Purchases of property, plant, equipment and intangible assets		**(247,508)**	(28,437)
Decrease in short-term bank deposit		**349,257**	159,444
Decrease in short-term investments		**195**	—
Dividends received from associated companies		**19**	—
Net cash provided by investing activities		**101,963**	131,007
Cash flows from financing activities			
Investment from minority shareholders of subsidiaries		**6,600**	1,960
Dividend paid to group shareholders		**(79,070)**	(173,228)
Dividend paid to minority shareholders of subsidiaries		**—**	(997)
Net cash used in financing activities		**(72,470)**	(172,265)
Net increase in cash and cash equivalents		**230,779**	206,577
Cash and cash equivalents, beginning of period		**1,893,422**	1,636,818
Cash and cash equivalents, end of period		**2,124,201**	1,843,395

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

1. ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The unaudited condensed consolidated financial statements have been prepared under the historical cost convention and in accordance with International Financial Reporting Standards, and have been reviewed by the Audit Committee of the Company. The accounting policies adopted are consistent with those followed in the Group's annual financial statements for the year ended December 31, 2002.

2. PROFIT BEFORE TAXATION AND MINORITY INTERESTS

Profit before taxation and minority interests is arrived at after charging and crediting the following:

	Six months ended June 30	
	2003	**2002**
	RMB'000	*RMB'000*
After charging:		
Depreciation	**57,943**	63,950
Amortisation	**3,532**	4,315
Loss on disposal of property, plant and equipment	**6,725**	225
Operating lease rentals	**19,965**	18,522
Provision for doubtful debts	**109**	14,403
Cost of inventories	**734**	3,052
Contributions to defined contribution pension scheme	**738**	661
Auditor's remuneration	**699**	720
Exchange loss (gain)	**28**	(30)
Contribution to housing fund	**1,072**	897
Research and development expenses	**21,801**	23,754
After crediting:		
Interest income	**14,987**	25,532

3. TAXATION

The Company was registered as a new technology enterprise in October, 2000 in Zhongguancun Haidian Science Park and has been approved by the Haidian State Tax Bureau to pay an enterprise income tax at a preferential tax rate of 7.5 per cent. for the period from January 1, 2003 to December 31, 2005 and at 15 per cent. thereafter.

The Company's subsidiaries are entitled to different preferential tax rates, ranging from 7.5 per cent. to 33 per cent.. In addition, these subsidiaries are entitled to certain reductions in tax rates in their initial years of operation.

4. EARNINGS PER SHARE

Earnings per share for the six months ended June 30, 2003 and 2002 have been computed by dividing the net profit of RMB135,588,000 and RMB237,532,000 by the number of 888,157,500 ordinary shares issued and outstanding for the periods.

There were no potential dilutive ordinary shares outstanding for the six months ended June 30, 2003 and 2002.

5. RESERVES

RMB84,982,000, representing 20 per cent. of the after tax profit of year 2002, as reflected in the Company's statutory financial statements prepared under the applicable accounting principles in the People's Republic of China ("PRC"), was transferred to the discretionary surplus reserves.

6. DIVIDEND DISTRIBUTION

The shareholders in the annual general meeting held on April 29, 2003 approved the final dividend in respect of 2002 of RMB0.192 per share amounting to a total of RMB170,526,240. The amount was accounted for in shareholders' equity as an appropriation of retained earnings for the six months ended June 30, 2003.

7. PROPERTY, PLANT AND EQUIPMENT

For the six months ended June 30, 2003, the Group acquired property, plant and equipment amounting to approximately RMB18,800,000.

8. ACCOUNTS RECEIVABLE

The credit period is normally six months after services are rendered.

The aging analysis of accounts receivable is as follows:

	June 30, 2003 *RMB'000*	December 31, 2002 *RMB'000*
Within 6 months	**6,379**	3,811
Over 6 months but within 1 year	**1,847**	651
Over 1 year but within 2 years	**2,166**	1,599
Over 2 years but within 3 years	**325**	1,078
Over 3 years	**2,657**	1,904
Total accounts receivable	**13,374**	9,043
Provision for doubtful debts	**(4,706)**	(4,596)
Accounts receivable, net	**8,668**	4,447

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The aging analysis of accounts payable is as follows:

	June 30, 2003 *RMB'000*	December 31, 2002 *RMB'000*
Within 6 months	**7,177**	15,609
Over 6 months but within 1 year	**18,929**	328
Over 1 year but within 2 years	**682**	33,987
Over 2 years but within 3 years	**26,998**	—
Total accounts payable	**53,786**	49,924
Accrued liabilities	**191,646**	143,120
Total accounts payable and accrued liabilities	**245,432**	193,044

10. NOTE TO CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

Reconciliation of profit before taxation to cash generated from operating activities:

	Six months ended June 30	
	2003	**2002**
	RMB'000	*RMB'000*
Profit before taxation and minority interests	**149,320**	235,536
Adjustments for:		
Depreciation and amortisation	**61,475**	68,265
Loss on disposal of property, plant and equipment	**6,725**	225
Provision for doubtful debts	**109**	14,403
Share of results of associated companies	**(5,573)**	(3,998)
Operating profit before working capital changes	**212,056**	314,431
Decrease (Increase) in current assets:		
Accounts receivable	**(4,330)**	(36,004)
Inventories	**(4,141)**	1,004
Prepayments and other current assets	**1,130**	(6,307)
Due from related parties and associated companies	**(26,885)**	(38,403)
Increase (Decrease) in current liabilities:		
Accounts payable and accrued liabilities	**52,388**	22,752
Deferred revenue	**873**	647
Due to related parties	**(8,800)**	(13,934)
Taxes payable	**(9,412)**	4,523
Cash generated from operating activities	**212,879**	248,709

11. COMMITMENTS

(a) Capital commitments

As at June 30, 2003, the Group had the following capital commitments:

	RMB'000
Authorised and contracted for	51,750
Authorised but not contracted for	132,742
Total	184,492

The above capital commitments primarily relate to the acquisition and installation of the next generation electronic travel distribution system.

Approximately RMB50,052,279 of the capital commitments outstanding as at June 30, 2003 were denominated in U.S. dollars (approximately US$6,046,860).

(b) Operating lease commitments

As at June 30, 2003, the Group had the following commitments under operating leases:

	RMB'000
Within one year	35,644
Later than one year but not later than five years	154,063
Later than five years	35,451
Total	225,158

12. SEGMENT REPORTING

The Group conducts its business within one business segment - the business of providing electronic travel distribution, airport passenger processing, data network, air cargo system and Internet-based travel platform services in the PRC. The Group's chief decision maker for operations is considered to be the Group's chief executive officer ("CEO"). The information reviewed by the CEO is identical to the information presented in the consolidated income statement. No segment income statement has been prepared by the Group for six months ended June 30, 2003 and 2002. The Group also operates within one geographical segment because its revenues are primarily generated in the PRC and its assets are located in the PRC. Accordingly, no geographical segment data is presented.

BUSINESS REVIEW FOR THE FIRST HALF OF THE YEAR

The air travel and tourism industries around the world experienced a low level of activities under the influence of the global economic downturn and the US-British war against Iraq. In the beginning of 2003, China's air travel and tourism industries, driven by the continuous prosperity of the Chinese economy, maintained fast growth from 2002. However, the outbreak of Severe Acute Respiratory Syndrome ("SARS") in April posed a serious challenge to China's air travel and tourism industries, and the Group encountered yet another pressing situation in its operations since the Asian financial crisis in 1998. In the face of the SARS outbreak, the Group remained calm, made detailed arrangements and carried out various tasks aimed at minimizing the losses caused by SARS.

During the six months ended June 30, 2003 ("the first half of 2003"), as a result of SARS and the US-British war against Iraq, the Electronic Travel Distribution ("ETD") system processed approximately 36.6 million bookings on domestic and foreign airlines, representing a decrease of approximately 16.3 per cent. compared to the six months ended June 30 2002 ("the first half of 2002"). Bookings on Chinese commercial airlines decreased by approximately 16.2 per cent. while bookings on foreign and regional airlines decreased by approximately 19.8 per cent.

In the first half of 2003, the Company continued with marketing activities for its ETD products and enhanced personalized services for key customers while continuing to improve the functions of ETD products already launched on the market. With the Company's technical support, Air China has officially offered electronic tickets for sale to the public and achieved automatic ticket settlement. A direct link was established between the Company's ETD system and the flight management system of United Airlines. The Company also stepped up the research, development and promotion of air travel products and planned to provide technical support for travel management of corporate clients. In the first half of 2003, significant progress was made in the marketing of the sales management system for electronic air-travel personal injury insurance policies, with more than 3.5 million electronic policies processed by the system.

In the first half of 2003, the Company had by and large completed the installation of the Airport Passenger Processing ("APP") system in the top 100 domestic airports in the country in terms of passenger volume. A total of 102 domestic and foreign airports are currently using the Company's APP system. After the new-generation APP front-ended system developed by the Company was smoothly launched at the Shenzhen Airport last year, it was also introduced at Zhengzhou, Taiyuan and other airports. In the first half of 2003, the APP system processed approximately 26.1 million passenger departures, equivalent to 74.2 per cent. of the total passenger departures handled by domestic airports in China, representing a decrease of approximately 4.9 per cent. compared to the first half of 2002 in the number of passenger departures.

In the first half of 2003, the Group continued to implement measures to ensure the stable operation of the data network and information security while carrying out technological improvements to enhance data network performance. New local distribution centres in Harbin and Kunming were established to provide better services to local users in those cities.

In the first half of 2003, the Company's subsidiary InfoSky Technology Co., Ltd. ("InfoSky") had been committed to expanding its market share while continuing to improve the functions of the existing Air Cargo System ("ACS"). A logistics information exchange platform was also developed by InfoSky, which is capable of processing business data and conducting data exchange so as to increase the efficiency of internal data processing by air cargo forwarders and the capabilities of cooperation among air cargo forwarders.

In the first half of 2003, with the use of Internet technology, the Group's Internet-based travel platform, which was developed by leveraging its core ETD system, APP System, data network and ACS, achieved certain progress. The Company continued to provide technical support for users of Internet Booking Engine ("IBE") such as China Southern Airlines Co., Ltd. while further improving its IBE technology so as to provide a whole package of services ranging from booking of flights to issuance of tickets. The Company has completed the establishment of air-travel-related short message dissemination platform for foreign airlines and the development of short message notification products for individuals, and continued to provide Application Service Provider services and web-hosting solutions to air travel product and service suppliers, travel agencies, corporate travellers and cargo forwarders. In the first half of 2003, the number of on-line air ticket bookings processed through travelsky.com represented approximately 2 per cent. of all bookings through the Company's ETD system.

In the first half of 2003, while seeking to prevent SARS, the Group implemented a number of effective measures such as the launch of a crisis management plan to continue to maintain the operational reliability of the Group's various business units. The utilization ratios of the Group's Inventory Control System ("ICS"), Computer Reservation System ("CRS"), APP and ACS mainframe systems were approximately 99.99 per cent., 100 per cent., 99.99 per cent. and 99.99 per cent. respectively.

RESEARCH AND DEVELOPMENT

In the first half of 2003, the Company continued to develop and improve the products of its new-generation ETD system, with the aim of providing participants in each segment of the value chain in the air travel and tourism industries with information technology solutions and services. With the technical support of the Company, China Eastern Airlines is speeding up the establishment of a revenue management system. The Company continues to improve its data services in a number of ways including the setting up of a complete databank and an efficient data dissemination channel as well as the development of data analysis products to meet the requirements of users such as airlines, travel agencies and airports.

In the first half of 2003, building on the new-generation APP front-ended system which was launched last year and continuous improvements since made to the system, the Company completed research and development of the APP subsidiary control systems on open platforms, such as an open flight data control system, an airline ground operation and management system, an open linkage engine, an APP operational analysis and management system and an airport passenger departure security information system. The development of products for the APP flight control system has achieved a substantial breakthrough.

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Summary

The Group achieved a profit before tax of RMB149.3 million, representing a decrease of 36.6 per cent. compared to the first half of 2002. Earnings before interest, tax, depreciation and amortisation (EBITDA) amounted to RMB195.8 million, representing a decrease of 29.7 per cent. compared to the first half of 2002. Net profit was RMB135.6 million, which represents a decrease of 42.9 per cent. compared to the first half of 2002. The fall in profit was mainly attributable to the outbreak of SARS.

The turnover and results of the Group were mainly derived from its operations in China. The earnings per share of the Group was RMB0.15 for the first half of 2003.

Total Revenues

The total revenues of the Group in the first half of 2003 decreased by RMB63.0 million, or 13.3 per cent., to RMB411.8 million from RMB474.8 million in the first half of 2002. The decrease in total revenues was mainly attributable to the decrease in the Group's business volume. The reasons for the decrease in total revenues are as follows:

- ETD revenues represented 49.8 per cent. of the Group's total revenues in the first half of 2003 as compared to 54.2 per cent. in the first half of 2002. ETD revenues decreased by 20.3 per cent. to RMB205.0 million in the first half of 2003 from RMB257.3 million in the first half of 2002. The decrease was principally attributable to a decrease in the usage of the Company's ETD services by Chinese, foreign and regional commercial airlines due to the sharp fall in the number of air travellers following the SARS outbreak in China and Hong Kong and the attack on Iraq by US-British coalition forces.

- APP revenues accounted for 25.1 per cent. of the Group's total revenues in the first half of 2003 as compared to 24.0 per cent. in the first half of 2002. APP revenues decreased by 9.3 per cent. to RMB103.5 million in the first half of 2003 from RMB114.1 million in the first half of 2002. The decrease was also attributable to a reduction in the number of air travellers following the SARS outbreak and the attack on Iraq by US-British coalition forces. However, with the installation of APP front-ended systems at some domestic airports in the first half of 2003, there was an increase in the usage of APP services so that the impact described above was partially offset.

- Data network revenues accounted for 19.1 per cent. of the Group's total revenues in the first half of 2003 as compared to 17.4 per cent. in the first half of 2002. Data network revenues decreased by 4.7 per cent. to RMB78.5 million in the first half of 2003 from RMB82.4 million in the first half of 2002. The decrease was mainly attributable to the suspension by some travel agencies of the use of the Company's system services during the SARS outbreak.

- Other revenues increased by 18.9 per cent. from RMB20.9 million in the first half of 2002 to RMB24.8 million in the first half of 2003. The increase was mainly attributable to the rise in revenue from the Company's distribution of travel products.

Net Revenues

Net revenues decreased by 13.5 per cent. to RMB397.5 million in the first half of 2003 from RMB459.3 million in the first half of 2002.

Operating Expenses

Total operating expenses increased by RMB12.8 million, or 5.0 per cent., to RMB268.1 million in the first half of 2003 from RMB255.4 million in the first half of 2002. The reasons for the increase in operating expenses are as follows:

- depreciation and amortisation decreased by 9.9 per cent. primarily due to the fact that certain computer systems were already fully depreciated during the second half of 2002 and the first half of 2003;

- despite the decrease in the ETD and APP business volume, expenses on implementation of measures to ensure the reliability and enhance safety and stability in the operation of the data network had increased, as a result of which the network usage fee increased by 15.4 per cent.;

- personnel expenses increased by 31.2 per cent., primarily due to an increase in the number of employees in order to support the development of the Group's businesses;

- technological support and maintainance costs increased by 40.1 per cent. after the Company stepped up the research and development of new products and new technology in the first half of 2003;

- commission and promotion expenses increased by 33.2 per cent. due to the growth in new APP customers and the success of the Group's APP promotional programmes; and

- since the Group implemented a number of measures to save costs during the SARS outbreak, other operating costs decreased by 27.2 per cent.;

As a result of the above changes in net revenues and operating expenses, the operating profit of the Group decreased by RMB74.6 million, or 36.6 per cent., to RMB129.3 million in the first half of 2003 from RMB204.0 million in the first half of 2002.

Net Financial Income

Net financial income in the first half of 2003 amounted to RMB15.0 million as compared to RMB25.5 million in the first half of 2002. The decrease was mainly attributable to the Company's decrease in interest income.

Net Profit

As a result of the above factors, the Group's net profit decreased by RMB101.9 million, or 42.9 per cent., from RMB237.5 million in the first half of 2002 to RMB135.6 million in the first half of 2003.

Liquidity and Capital Structure

For details of the cash flows of the Group for the first half of 2003, please refer to the unaudited condensed consolidated statement of cash flows and the explanatory notes relating thereto.

In the first half of 2003, the Group derived its working capital mainly from operating activities. Net cash inflow from operating activities amounted to RMB201.3 million.

During the first half of 2003, the Group had no short-term or long-term bank loans.

As at June 30, 2003, the cash and cash equivalents of the Group amounted to RMB2,124.2 million, of which 66 per cent. was denominated in Renminbi, 13 per cent. was denominated in US dollars and 21 per cent. was denominated in Hong Kong dollars.

Capital Expenditures

The total capital expenditures of the Group increased by a substantial amount of RMB219.1 million from RMB28.4 million in the first half of 2002 to RMB247.5 million in the first half of 2003.

The capital expenditures of the Group in the first half of 2003 mainly comprised the purchase of hardware, software and equipment under the Group's ETD business strategy as well as the purchase of software for ACS.

The total capital expenditures of the Group for the year 2003 is estimated to be approximately RMB432.0 million, which will be used principally for the development and promotion of the new-generation ETD products and services, the development of APP/ACS and other new businesses.

The capital expenditure programmes will be funded by the remaining balance of proceeds from the Company's initial public offering and internal cash flow from operating activities.

The Board anticipates that the capital available to the Group in 2003 will be sufficient to fully cover the amount required for its capital expenditure programmes and daily operations.

Use of Proceeds from Issuance of the H Shares

The H shares of the Company were listed on the Stock Exchange on February 7, 2001, and the net proceeds from the issuance of H shares amounted to approximately HK$1,186.0 million. As at June 30, 2003, such amount has been used in the same manner as set out in the prospectus of the Company dated January 29, 2001. In particular:

- approximately RMB446.0 million (HK$420.3 million) was used to finance a portion of the funding requirements of the ETD plan;
- approximately RMB131.0 million (HK$123.5 million) was used to finance a portion of the expansion and upgrading of the APP system;
- approximately RMB8.4 million (HK$7.9 million) was used to finance the expansion and upgrading of the ACS and other new businesses of the Company;
- approximately RMB26.8 million (HK$25.3 million) was used for daily operating activities; and
- the balance of the net proceeds is currently deposited with banks.

The Board believes that the Company currently has sufficient capital for its operations, including future expansion of its businesses in the PRC and potential strategic acquisitions or investments which the Company may decide to pursue in the future.

Foreign Exchange Risk

The Group is exposed to foreign exchange risks related to its capital expenditures since a substantial portion of its capital expenditures involves payments for the purchase of imported equipment which are dominated in US dollars. Under the current foreign exchange system in the PRC, the Group is not able to hedge effectively against currency risks, except for cash and cash equivalents that are dominated in foreign currency.

Gearing ratio

As at June 30, 2003, the gearing ratio of the Group was 12.8 per cent. (June 30, 2002: 15.6 per cent.), which was computed by dividing the total amount of liabilities and minority interests, by the total assets of the Group as at June 30, 2003.

Contingent liabilities

As at June 30, 2003, the Group had no material contingent liabilities.

Employees

As at June 30, 2003, the total number of employees of the Group was 1,317. Personnel expenses amounted to RMB60.5 million for the first half of 2003, representing 22.6 per cent. of the total operating expenses of the Group in the first half of 2003.

The remuneration package of the Group's employees includes salary, bonus and other benefits. Where the relevant laws and regulations in the PRC permit the Group to do so, the Group offers salaries of different levels to different employees based on factors which include their performance, qualifications and duties.

In the first half of 2003, the Group continued to provide its employees with learning opportunities in the areas of air travel and tourism, computer technology and business management, as well as training in the latest developments in computer information technology, law and economics.

Looking Ahead for the Second Half of 2003

In the first half of 2003, despite the severe impact of the SARS outbreak on China's air travel and tourism industries, the Company's Board of Directors believes the momentum of the rapid development of the air travel and tourism industries, driven by the sustained economic growth in China, will remain fundamentally unchanged. In the second half of 2003, with the gradual restoration of air travellers' confidence, the introduction of the "Sky Revival" programme by the Civil Aviation Administration of China and the launch of marketing initiatives by various airlines, the number of air travellers is expected to pick up. In order to take advantage of the recovery of the air travel and tourism industries, the Group intends to implement a series of effective measures to overcome the impact of unfavourable factors and strive to minimize the losses caused by SARS.

- To expand the scale and increase the market share of its existing core businesses and increase customers' satisfaction by enhancing personalized services provided to commercial airlines; to improve its business operation model and promote new business development by focusing on the tourism-related products such as air-travel personal injury insurance and hotel reservation.

- To provide industry participants such as commercial airlines and airports with different options for expanding and diversifying their core and related businesses, and to provide air passengers with more choices to satisfy their increasingly sophisticated demand for personalised services, the Company intends to continue to implement a five-year expenditure programme, extensively employ new technology, strive to develop new-generation ETD and APP systems which boast internationally competitive core technologies, and improve product lines.

- To address the needs arising from the Group's business development by carrying out mainframe system backup and network improvement projects, enhancing the allocation of system resources, improving system performance, establishing a system infrastructure which will support the Group's product development strategies, and enhancing the security, reliability and interference resistance of the mainframes and the system network.

- To further reduce operating costs through the continuous use of advanced technical and managerial measures and to further increase the efficiency of capital utilization through a variety of measures.

Interim Dividend

The Board does not recommend the payment of an interim dividend for the first half of 2003.

Substantial Shareholders

As at June 30, 2003, pursuant to the register required to be maintained under Section 336 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "Ordinance"), the following substantial shareholders held an interest of 5 per cent. or more in their respective class of share capital of the Company:

Name of shareholder	Class	No. of shares interested	Percentage of respective class of share capital (per cent.)	Percentage of total issued share capital (per cent.)
J. P. Morgan Chase & Co. (1)	H Shares	36,691,600	11.7	4.1
Templeton Asset Management Limited (2)	H Shares	18,688,000	6.0	2.1
China TravelSky Holding Co.	Domestic	198,496,500	34.4	22.3
China Southern Air Holding Co. (3)	Domestic	116,460,500	20.2	13.2
China Eastern Air Holding Co. (4)	Domestic	109,414,500	19.0	12.3
China National Aviation Holding Co. (5)	Domestic	89,433,500	15.5	10.1

Save as disclosed herein, as at June 30, 2003, no other persons or companies held an interest or short positions of 5 per cent. or more in the issued share capital of the Company pursuant to the register required to be maintained under Section 336 of the Ordinance.

Note:

(1) *Based on the Corporate Substantial Shareholder Notice from J. P. Morgan Chase & Co., as at June 30, 2003, J. P. Morgan Chase & Co. held approximately 11.7 per cent. of the H shares of the Company, representing approximately 4.1 per cent. of the total issued share capital of the Company.*

(2) *Based on the Corporate Substantial Shareholder Notice from Templeton Asset Management Limited, as at June 30, 2003, Templeton Asset Management Limited held approximately 6.0 per cent. of the H shares of the Company, representing approximately 2.1 per cent. of the total issued share capital of the Company.*

(3) *As at June 30, 2003, China Southern Air Holding Company directly held approximately 9.4 per cent. of the total issued share capital of the Company and also owned, among other things: (i) a 100 per cent. interest in China Northern Airlines Co.; and (ii) a 100 per cent. interest in Xinjiang Airlines Co.. Since China Northern Airlines Co. and Xinjiang Airlines Co. held approximately 2.8 per cent. and 1.0 per cent. of the total issued share capital of the Company respectively, China Southern Air Holding Company effectively had an aggregate interest of approximately 13.2 per cent. in the total issued share capital of the Company.*

(4) *As at June 30, 2003, China Eastern Air Holding Company directly held approximately 7.7 per cent. of the total issued sharecapital of the Company and also owned, among other things: (i) a 100 per cent. interest in China Nortwest Airlines Co.; and (ii) a 100 per cent. interest in Yunnan Airlines Co. Since China Northwest Airlines Co. and Yunnan Airlines Co. held approximately 2.6 per cent. and 2.0 per cent. of the total issued share capital of the Company respectively, China Eastern Air Holding Company effectively had an aggregate interest of approximately 12.3 per cent. in the total issued share capital of the Company; and*

(5) *As at June 30, 2003, China National Aviation Holding Company owned, among other things: (i) a 100 per cent. interest in Air China; (ii) a 100 per cent. interest in China Southwest Airlines Co.; and (iii) a 100 per cent. interest in China National Aviation Corporation. Since Air China, China Southwest Airlines Co. and China National Aviation Corporation held approximately 6.5 per cent., 2.9 per cent. and 0.7 per cent. of the total issued stave capital of the Company respectively, China National Aviation Holding Company effectively had an aggregate interest of approximately 10.1 per cent. in the total issued share capital of the Company.*

Interests of Directors and Supervisors in the Share Capital of the Company

As at June 30, 2003, none of the Directors, Supervisors or chief executives had any interest or short position in any shares, underlying shares and debentures of the Company or any of its associated corporations that is required to be recorded and kept in the register in accordance with Section 352 of the Ordinance, or any interest required to be notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

TRUST DEPOSITS AND OVERDUE TIME DEPOSITS

As at June 30, 2003, the Group did not have any trust deposits or irrecoverable overdue time deposits. Cash held by the Group is deposited in a commercial bank in accordance with the relevant requirements and regulations.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

For the first half of 2003, the Group did not purchase, sell or redeem any of the Company's securities.

AUDIT COMMITTEE AND COMPLIANCE WITH CODE OF BEST PRACTICE

The Audit Committee of the Company has discussed and reviewed with the Company's management the financial information contained in the interim report, and has also discussed among themselves matters including internal control and financial reporting. None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the six months ended June 30, 2003, in compliance with the requirements of the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the six months ended June 30, 2003.

By Order of the Board

Chairman

August 26, 2003

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(在中華人民共和國註冊成立的股份有限公司)

2003年中期業績報告

中國民航信息網絡股份有限公司(「本公司」)之董事會(「董事會」)謹此公佈本公司及其附屬公司(「本集團」)截至二零零三年六月三十日止六個月期間的按照國際會計準則編制的未經審計之中期業績報告。

簡明綜合資產負債表

二零零三年六月三十日
(金額單位：人民幣千元)

	附註	二零零三年六月三十日(未審計)	二零零二年十二月三十一日(已審計)
資產			
非流動資產			
物業、廠房及設備，淨值	7	**327,608**	340,632
無形資產，淨值		**7,488**	9,098
於聯營公司的投資		**27,930**	23,646
其他長期投資		**100,000**	100,000
其他長期資產		**5,291**	5,746
		468,317	479,122
流動資產			
存貨		**6,159**	2,018
應收帳款，淨值	8	**8,668**	4,447
應收聯營公司		**10,641**	377
應收關聯方款,淨值		**151,992**	135,371
預付款項及其它流動資產		**216,898**	30,826
短期投資		**2,000**	2,195
短期銀行存款		**190,234**	539,491
現金及現金等價物		**2,124,201**	1,893,422
		2,710,793	2,608,147
資產總值		**3,179,110**	3,087,269
權益及負債			
資本及儲備			
實收資本		**888,158**	888,158
儲備	5	**1,538,656**	1,453,674
留存收益		**344,270**	464,191
		2,771,084	2,806,023
少數股東權益		**37,874**	37,600
流動負債			
應付帳款及預提費用	9	**245,432**	193,044
應付關聯方款		**14,106**	22,906
應付股利		**105,799**	14,342
應交稅金		**3,728**	13,140
遞延收益		**1,087**	214
		370,152	243,646
權益及負債合計		**3,179,110**	3,087,269
淨流動資產		**2,340,641**	2,364,501
總資產減流動負債		**2,808,958**	2,843,623

簡明綜合損益表(未審計)

截至二零零三年六月三十日止六個月
(除每股數據外，所有金額均以人民幣千元為單位)

	附註	截至六月三十日止六個月 二零零三年	二零零二年
收入：			
電子旅遊分銷		**205,004**	257,336
機場旅客處理		**103,475**	114,111
數據網絡		**78,525**	82,433
其它		**24,826**	20,876
總收入		**411,830**	474,756
營業税金及附加		**(14,379)**	(15,415)
淨收入		**397,451**	459,341
營業成本：			
折舊及攤銷		**(61,475)**	(68,265)
網絡使用費		**(31,752)**	(27,526)
人工成本		**(60,490)**	(46,093)
經營租賃支出		**(19,965)**	(18,522)
技術支持及維護費		**(19,602)**	(13,994)
佣金及推廣費用		**(35,084)**	(26,333)
其他營業成本		**(39,739)**	(54,617)
總營業成本		**(268,107)**	(255,350)
營業利潤		**129,344**	203,991
財務收入，淨額		**15,043**	25,485
應佔聯營公司收益		**5,573**	3,998
其他(支出)收入淨額		**(640)**	2,062
除税及少數股東權益前利潤	2	**149,320**	235,536
所得税	3	**(11,593)**	(1,191)
除少數股東權益前利潤		**137,727**	234,345
少數股東權益		**(2,139)**	3,187
淨利潤		**135,588**	237,532
每股盈利(基本及攤薄)(人民幣)	4	**0.15**	0.27

簡明綜合股東權益變動表(未審計)

截至二零零三年六月三十日止六個月

(金額單位：人民幣千元)

	截至二零零三年六月三十日止六個月			
	實收資本	儲備	留存收益	總計
二零零三年一月一日餘額	888,158	1,453,674	464,191	2,806,023
本期間利潤	—	—	135,588	135,588
分派2002年股利	—	—	(170,527)	(170,527)
轉入儲備	—	84,982	(84,982)	—
二零零三年六月三十日餘額	888,158	1,538,656	344,270	2,771,084

	截至二零零二年六月三十日止六個月			
	實收資本	儲備	留存收益	總計
二零零二年一月一日餘額	888,158	1,214,866	333,045	2,436,069
本期間利潤	—	—	237,532	237,532
分派2001年股利	—	—	(163,420)	(163,420)
轉入儲備	—	72,883	(72,883)	—
二零零二年六月三十日餘額	888,158	1,287,749	334,274	2,510,181

簡明綜合現金流量表(未審計)

截至二零零三年六月三十日止六個月
(金額單位：人民幣千元)

	附註	截至六月三十日止六個月 二零零三年	二零零二年
經營活動之現金流量			
經營活動提供之現金	10	**212,879**	248,709
企業所得税支出		**(11,593)**	(874)
經營活動提供之現金流量淨額		**201,286**	247,835
投資活動之現金流量			
購買物業、廠房、設備及無形資產		**(247,508)**	(28,437)
短期銀行存款減少		**349,257**	159,444
短期投資減少		**195**	—
自聯營公司之股息收入		**19**	—
投資活動提供之現金流量淨額		**101,963**	131,007
融資活動之現金流量			
附屬公司少數股東投入		**6,600**	1,960
支付股息		**(79,070)**	(173,228)
已付附屬公司少數股東股息		**—**	(997)
融資活動使用之現金流量淨額		**(72,470)**	(172,265)
現金及現金等價物增加淨額		**230,779**	206,577
現金及現金等價物，期初餘額		**1,893,422**	1,636,818
現金及現金等價物，期末餘額		**2,124,201**	1,843,395

未經審計的簡明綜合財務報表附註

（除另有説明外，所有金額以人民幣元為單位）

1. 主要會計政策及編制基礎

本未經審計的簡明綜合財務報表是在歷史成本原則下編制的，符合國際會計準則，並已經本公司審核委員會審閲。會計政策與截至二零零二年十二月三十一日止年度財務報表所採用的一致。

2. 除税及少數股東權益前利潤

除税及少數股東權益前利潤已扣除及計入下列各項：

	截至六月三十日止六個月	
	二零零三年	二零零二年
	人民幣千元	人民幣千元
已扣除：		
折舊	**57,943**	63,950
攤銷	**3,532**	4,315
出售物業、廠房及設備的虧損	**6,725**	255
經營租賃支出	**19,965**	18,522
計提壞帳準備	**109**	14,403
存貨銷售成本	**734**	3,052
定額供款退休金計劃的供款	**738**	661
核數師酬金	**699**	720
匯兑損失（收益）	**28**	(30)
住房公基金供款	**1,072**	897
研究與開發費用	**21,801**	23,754
已計入：		
利息收入	**14,987**	25,532

3. 稅項

本公司於二零零零年十月在中關村海淀科技園區註冊成立為新技術企業，並已經得到了海淀區國家稅務局的批准，自二零零三年一月一日至二零零五年十二月三十一日止期間內按照7.5%的優惠稅率繳納企業所得稅，期滿後按15%的稅率繳納。

本公司的附屬公司享有介乎7.5%至33%不同程度的優惠稅率。此外，該等附屬公司於開業數年內有權享有若干項稅項減免。

4. 每股盈利

截至二零零三年及二零零二年六月三十日止兩個期間的每股盈利是通過將淨利潤人民幣135,588,000元及人民幣237,532,000元分別除以已發行的普通股股數888,157,500股計算得出。

截至二零零三年及二零零二年六月三十日止兩個期間並無已發行可能具有潛在攤薄效應的普通股。

5. 儲備

本公司已按在中國會計準則下編制的法定財務報表中反映之二零零二年稅後利潤的20% (人民幣84,982,000元)提取了任意盈餘公積金。

6. 股利分配

在二零零三年四月二十九日股東年會上通過了派發二零零二年末期股息每股人民幣0.192元，合共人民幣170,526,240元。該等股息已計入截至二零零三年六月三十日止六個月期間股東權益，並列作留存收益的分配。

7. 物業、廠房及設備

截至二零零三年六月三十日止六個月期間，本集團新購物業，廠房及設備價值為人民幣18,800,000元。

8. 應收帳款

應收帳款的收款期限一般為提供服務後六個月。

應收帳款的帳齡分析如下：

	二零零三年六月三十日 人民幣千元	二零零二年十二月三十一日 人民幣千元
六個月內	**6,379**	3,811
六個月至一年	**1,847**	651
一年至二年	**2,166**	1,599
二年至三年	**325**	1,078
三年以上	**2,657**	1,904
應收帳款合計	**13,374**	9,043
壞帳準備	**(4,706)**	(4,596)
應收帳款，淨值	**8,668**	4,447

9. 應付帳款及預提費用

應付帳款帳齡分析如下：

	二零零三年六月三十日 人民幣千元	二零零二年十二月三十一日 人民幣千元
六個月以內	**7,177**	15,609
六個月至一年	**18,929**	328
一年至二年	**682**	33,987
二年至三年	**26,998**	—
應付帳款合計	**53,786**	49,924
預提費用	**191,646**	143,120
應付帳款及預提費用合計	**245,432**	193,044

10. 簡明綜合現金流量表附註

稅前利潤與經營活動提供之現金對帳：

	截至六月三十日止六個月	
	二零零三年	二零零二年
	人民幣千元	人民幣千元
除稅及少數股東權益前利潤	**149,320**	235,536
就下列各項調整：		
折舊及攤銷	**61,475**	68,265
出售物業、廠房及設備的虧損	**6,725**	225
計提壞帳準備	**109**	14,403
應佔聯營公司收益	**(5,573)**	(3,398)
營運資金改變前之經營利潤	**212,056**	314,431
流動資產（增加）減少：		
應收帳款	**(4,330)**	(36,004)
存貨	**(4,141)**	1,004
預付款項及其它流動資產	**1,130**	(6,307)
應收聯營及關聯方款	**(26,885)**	(38,403)
流動負債增加（減少）		
應付帳款及預提費用	**52,388**	22,752
遞延收益	**873**	647
應付關聯方款	**(8,800)**	(13,934)
應交稅金	**(9,412)**	4,523
經營活動提供之現金	**212,879**	248,709

11. 承諾事項

(a) 資本性支出承諾

於二零零三年六月三十日，本集團有以下資本性支出承諾：

	人民幣千元
已授權且訂約	51,750
已授權但未訂約	132,742
合計	184,492

上文所述的資本承諾主要與購買及安裝新一代電子旅遊分銷系統相關。

於二零零三年六月三十日上述資本承諾中約有人民幣50,052,279元是以美元計價（約為6,046,860美元）。

(b) 經營租賃承諾

於二零零三年六月三十日，本集團有以下經營租賃承諾：

	人民幣千元
一年內	35,644
一年後但五年內	154,063
五年後	35,451
合計	225,158

12. 分部報表

本集團僅於一個行業內經營業務－在中國提供電子旅遊分銷、機場旅客處理、數據網絡、航空貨運系統及互聯網旅遊平台服務。本集團營運的最高決策人被視為本集團的總經理。總經理審閱的資料與合併損益表所載資料一致。本集團截至二零零三年及二零零二年六月三十日止六個月期間並無編制任何分部損益表。同時，由於本集團的收入主要來自中國，其資產亦位於中國，本集團僅於一個地域內經營業務。因此，本報表並無呈列任何地域分部數據。

上半年業務回顧

受世界經濟不景氣和美英攻打伊拉克事件的影響，世界航空旅遊業繼續在低谷徘徊，而中國航空旅遊業在持續繁榮的中國經濟推動下，二零零三年一開局，繼續保持着二零零二年的高速增長勢頭，但是自四月份嚴重急性呼吸系統綜合症(「非典型肺炎」)爆發後，中國航空旅遊業受到了巨大的冲擊，本集團面臨着自一九九八年亞洲金融危機爆發以來的又一次極為嚴峻的經營形勢。面對突如其來的重大疫情，本集團沉着應對，精心組織，周密安排，全面推進各項工作，努力將非典型肺炎造成的損失降到最小。

截至二零零三年六月三十日止的六個月期間(「二零零三年上半年」)，受非典型肺炎和美英攻打伊拉克的影響，ETD系統處理的國內外航空公司的航班訂座量約36.6百萬人次，較截至二零零二年六月三十日止的六個月期間(「二零零二年上半年」)下降了約16.3%。其中處理中國商營航空公司的航班訂座量下降了約16.2%，處理外國及地區航空公司的航班訂座量下降了約19.8%。

二零零三年上半年，本公司在繼續完善已經推出的ETD產品性能的同時，繼續進行ETD產品的市場推廣活動，強化對重點用戶的個性化服務。在本公司的技術支持下，中國國際航空公司已經正式對外出售電子客票，並實現了航空公司本票自動結算。本公司ETD系統已經與美國聯合航空公司航班管理系統之間實現了直聯。同時，本公司加強了航空旅遊產品的研發和推廣，並打算為企業客戶進行差旅管理提供技術支持。二零零三年上半年，航空人身意外傷害保險電子保單銷售管理系統的市場推廣取得了重大進展，其處理的電子保單量已經超過了3.5百萬張。

二零零三年上半年，本公司已經基本完成了吞吐量居全國前100位的國內機場的APP系統建設工程，目前使用本公司APP系統的國內外機場已達到了102家。本公司自主開發的新一代APP前端系統繼去年在深圳機場順利投產之後，又在鄭州、太原等機場相繼投入使用。二零零三年上半年，APP 系統處理的機場出港旅客量約26.1百萬人次，較二零零二年上半年下降了約4.9%，約佔中國機場出港旅客量的74.2%。

二零零三年上半年，本集團在進行技術改造、提高數據網絡性能的同時，亦繼續採取措施保證數據網絡穩定運行，確保信息安全，並在哈爾濱、昆明分別設立新的地區服務中心，以為當地機場用戶提供更好的服務。

二零零三年上半年，本公司的附屬公司天信達信息技術有限公司在繼續完善航空貨運系統（ACS）功能的同時，亦不斷開拓市場。同時，天信達開發建立的物流信息交換平台，除具備業務數據處理功能外，還能夠實現數據交換，從而提高了航空貨運企業內部的 數據處理效率和航空貨運企業之間協同工作的能力。

二零零三年上半年，本集團結合互聯網科技，利用核心的ETD 系統、APP系統、數據網絡及ACS，開發的基於互聯網的旅遊平台業務也有所進展。本公司在進一步完善了訂座引擎（IBE）技術、實現從預訂到出票的全部功能的同時，還繼續為中國南方航空股份有限公司等用戶的IBE提供技術支持。本公司已經完成了外航短信發佈平台建設和航空短信通知的產品開發，繼續為航空旅遊產品和服務供應商、旅遊分銷代理人、公司旅行客戶及貨運商提供應用程序服務供應、網頁寄存解決方案。二零零三年上半年，透過信天遊商務網站在線訂購的機票數量約佔本公司ETD系統處理航班訂座量的2%。

二零零三年上半年，本集團在防治非典型肺炎的同時，採取啟動緊急預案等多種有效措施，繼續確保各個業務單元運營的可靠性。本集團的供應控制系統（ICS）、計算機訂票系統（CRS）、APP 和ACS主機系統的可利用率分別約為99.99%、100%、99.99%和99.99%。

研究與開發

二零零三年上半年，本公司繼續開發、完善新一代ETD的產品，提供能夠改善航空旅遊行業參與者價值鏈的資訊科技解決方案和服務。在本公司的技術支持下，中國東方航空股份有限公司的收益管理系統正在加緊建設。本公司正通過建立數據完整的數據倉庫和高效的數據發佈渠道以及開發航空公司/代理人/機場等客戶需求的數據分析產品等多種方式，繼續完善數據服務。

二零零三年上半年，在去年新一代APP前端系統投入市場並不斷完善的基礎上，研究開發了開放航班數據控制系統、航空公司地面運營管理系統、開放接口引擎、APP運營分析管理系統、機場旅客出行安全信息系統等開放平台上的APP控制子系統，實現APP航班控制系統開放產品方面的實質性突破。

管理層對財務狀況和經營表現的討論及分析

概述

本集團稅前利潤人民幣149.3百萬元，較二零零二年上半年減少了36.6%。折舊、攤銷、息稅前盈餘(EBITDA)人民幣195.8百萬元，較二零零二年上半年減少了29.7%。淨利潤人民幣135.6百萬元，較二零零二年上半年減少了42.9%。本集團盈利減少，主要原因是受非典型肺炎影響所致。

本集團的營業額及業績主要來自本集團在中國的營運。本集團二零零三年上半年每股盈利人民幣0.15元。

總收入

本集團二零零三年上半年總收入為人民幣411.8百萬元，較二零零二年上半年總收入人民幣474.8百萬元，減少了人民幣63.0百萬元或13.3%，總收入的減少主要是由於本集團業務量減少所致。總收入的減少反映在下列各項中：

- ETD收入佔本集團二零零三年上半年總收入的49.8%；二零零二年上半年為54.2%。ETD收入由二零零二年上半年的人民幣257.3百萬元減少至二零零三年上半年的人民幣205.0百萬元，減少了20.3%。該項減少主要是由於中國及香港地區爆發非典型肺炎和美英攻打伊拉克後，航空旅客量驟減，使國內外商營航空公司使用本公司ETD服務的使用量減少所致。

- APP收入佔本集團二零零三年上半年的總收入的25.1%；二零零二年上半年為24.0%。APP收入由二零零二年上半年的人民幣114.1百萬元減少至二零零三年上半年的人民幣103.5百萬元，減少了9.3%。該項減少同樣是受非典型肺炎和美英攻打伊拉克影響，旅客量減少所致，但由於二零零三年上半年部分國內機場安裝了APP前端系統，使使用APP服務的機場數量增加，部分抵消了上述負面影響。

- 數據網絡收入佔本集團二零零三年上半年總收入的19.1%，二零零二年上半年為17.4%。數據網絡收入由二零零二年上半年的人民幣82.4百萬元減少至二零零三年上半年的人民幣78.5百萬元，減少了4.7%。該項收入的減少主要是由於部分旅遊分銷代理人暫停使用本公司系統服務所致。

- 其他收入由二零零二年上半年的人民幣20.9百萬元增加至二零零三年上半年的人民幣24.8百萬元，增加了18.9%。此項增加主要是由於本公司分銷旅遊產品收入增加所致。

淨收入

淨收入由二零零二年上半年的人民幣459.3百萬元減少至二零零三年上半年的人民幣397.5百萬元，減少了13.5%。

營業成本

二零零三年上半年總營業成本為人民幣268.1百萬元，較二零零二年上半年的人民幣255.4百萬元，增加了人民幣12.8百萬元或5.0%。營業成本增長亦反映在以下各項中：

- 折舊和攤銷減少了9.9%，主要是由於二零零二年下半年以及二零零三年上半年部分計算機系統提足了折舊；

- 雖然本公司ETD和APP業務量下降，但在採取措施確保數據網絡安全，穩定運行，提升可靠性方面的支出增加，從而使網絡使用費卻因此上升了15.4%；

- 人工成本增加了31.2%，主要是由於為支持本集團業務發展而增加了員工數量；

- 由於二零零三年上半年本公司繼續加大新產品和新技術研發力度，從而使技術支持及維護費增加了40.1%；

- 由於新增加了APP用戶，及成功實施了本集團APP促銷計劃，使佣金和推廣費用增加了33.2%；

- 由於本集團在「非典型肺炎」期間採取了多種節約成本的措施，從而使其他營業成本下降了27.2%；

由於淨收入及營業成本的上述變化，本集團的營業利潤由二零零二年上半年的人民幣204.0百萬元減少至二零零三年上半年的人民幣129.3百萬元，減少了人民幣74.6百萬元或減少了36.6%。

淨財務收益

二零零二年上半年的淨財務收益為人民幣25.5百萬元，而二零零三年上半年的淨財務收益為人民幣15.0百萬元，此項減少的主要原因是由於本公司利息收入下降所致。

淨利潤

由於上述因素，本集團淨利潤由二零零二年上半年的人民幣237.5百萬元減少至二零零三年上半年的人民幣135.6百萬元，減少了人民幣101.9百萬元或減少了42.9%。

變現能力與資本結構

二零零三年上半年本集團的現金流量情況見未經審計的簡明綜合現金流量表及附註。

本集團二零零三年上半年的營運資金主要來自經營活動。來自經營活動現金流入淨額為人民幣201.3百萬元。

二零零三年上半年本集團沒有任何短期和長期銀行貸款。

於二零零三年六月三十日，本集團的現金及現金等價物為人民幣2,124.2百萬元，其中分別66%、13%及21%以人民幣、美元及港幣計價。

資本支出

本集團二零零三年上半年的總資本支出為人民幣247.5百萬元，較二零零二年上半年的人民幣28.4百萬元，大幅度地增加了人民幣219.1百萬元。

本集團二零零三年的資本支出主要包括根據本集團ETD 業務戰略購置所需的硬件、軟件及設備，以及ACS 所需的軟件。

本集團二零零三年全年所需的計劃總資本支出約為人民幣432.0百萬元，主要用於開發及逐步推廣新一代ETD 產品和服務及發展APP 、ACS 及其它新業務。

資本支出計劃的資金來源將包括本公司首次公開發售所得款淨額及運營活動產生的內部現金流量。

董事會預計二零零三年本集團的資金來源完全能夠滿足資本支出計劃和日常運營等所需資金。

發行H股所得款項用途

本公司之H股於二零零一年二月七日在聯交所掛牌，發售H股所得款項淨額約港幣1,186.0百萬元。截至二零零三年六月三十日止，該款項已按本公司於二零零一年一月二十九日刊發的招股書所述使用，其中：

- 約人民幣446.0百萬元(港幣420.3百萬元)已用作ETD計劃所需的一部份資金；

- 約人民幣131.0百萬元(港幣123.5百萬元)已用作擴展及改進本公司的APP系統所需的部份資金；

- 約人民幣8.4百萬元(港幣7.9百萬元)已用作擴展及改造本公司ACS及其它新業務的資金；

- 約人民幣26.8百萬元(港幣25.3百萬元)已用作本公司日常經營活動開支；及

- 餘下所得款項淨額將暫存於銀行。

董事會相信本公司目前擁有足夠資產應付營運所需，包括日後在中國擴充業務，和本公司在未來可能決定進行的潛在策略性收購或投資活動。

外匯風險

本集團承受有關資本支出的外匯風險，因佔其大部分資本開支的進口設備以美元購買。在中國現行的外匯制度下，除已持有之外幣現金及現金等價物外，本集團不能完全對沖外匯風險。

資產負債比率

於二零零三年六月三十日，本集團之資產負債比率為12.8%(二零零二年六月三十日：15.6%)，該比率係通過將本集團於二零零三年六月三十日的負債及少數股東權益之和除以總資產而得出。

或有負債

截至二零零三年六月三十日止，本集團並無重大或有負債。

員工

於二零零三年六月三十日，本集團的員工總數為1,317名。二零零三年上半年的人工成本為人民幣60.5百萬元，佔本集團二零零三年上半年總營業成本的22.6%。

本集團員工的薪酬包括工資、獎金及其它福利計劃。本集團在遵循中國有關法律及法規的情況下，視乎員工的業績、資歷、職務等因素，對不同的員工執行不同的薪酬標準。

二零零三年上半年，本集團繼續為員工提供有關航空旅遊和計算機信息技術專業、工商管理教育等學習機會和提供有關計算機信息技術、法律和經濟領域最新發展的培訓。

下半年展望

二零零三年上半年，雖然大規模爆發的非典型肺炎對中國航空旅遊業造成了嚴重影響，但本公司董事會相信中國經濟持續增長推動的航空旅遊業快速發展的勢頭並不會因非典型肺炎危機而從根本上改變。二零零三年下半年，隨着航空旅客信心的逐漸恢復以及民航總局「藍天振興」活動和各航空公司市場啟動計劃的實施，預計航空旅客量將會恢復增長。為抓住航空旅遊業恢復的有利時機，本集團擬採取一系列有效措施，克服不利因素的影響，努力將非典型肺炎造成的損失降到最小。

- 在努力擴展和提高核心業務市場規模和佔有率的同時，豐富對商營航空公司的個性化服務措施，提高客戶服務滿意度；改進商務模式，增強開拓包括航空意外人身傷害保險、酒店房間在內的旅遊產品分銷業務的商務能力，促進新業務的發展。

- 繼續致力實施為期五年的資本性支出計劃，廣泛採用新技術，大力開發具有國際競爭力的、擁有核心技術的新一代ETD和APP系統，完善產品體系，為商營航空公司、機場等行業參與者核心業務的擴展和相關業務的延伸以及航空旅客提供多種選擇，滿足其日益增加的深層次的核心價值服務方面的個性化需求。

- 實施主機系統備份和網絡改造項目建設，優化資源配置，改善系統性能，建設支撐產品發展戰略的系統體系結構，強化主機和網絡系統的安全可靠性和抗干擾能力，滿足本集團業務發展的需求。

- 採用技術和管理手段，進一步降低運營成本；並利用多種渠道，進一步提高資金使用效率。

中期股息

董事會建議本公司二零零三年上半年不派發中期股息。

主要股東

於二零零三年六月三十日，根據需要按《證券及期貨條例》(香港法例第571章)第336條而備存的登記而持有本公司類別股本5%或以上的主要股東如下：

股東名稱	股份類別	股份數目	佔類別股本的比例	佔總已發行股本的比例
J.P. Morgan Chase & Co. (1)	H股	36,691,600	11.7%	4.1%
Templeton Asset Management Limited (2)	H股	18,688,000	6.0%	2.1%
中國民航信息集團公司	內資股	198,496,500	34.4%	22.3%
中國南方航空集團公司(3)	內資股	116,460,500	20.2%	13.2%
中國東方航空集團公司(4)	內資股	109,414,500	19.0%	12.3%
中國航空集團公司(5)	內資股	89,433,500	15.5%	10.1%

除上文所述者外，於二零零三年六月三十日，根據需要按《期貨條例》第336條備存的登記冊所載錄，沒有任何人士或公司佔有本公司已發行股本5%或以上的任何權益及淡倉。

註:

(1) *截至二零零三年六月三十日止，本公司根據所獲得的J.P. Morgan Chase & Co.依據《證券及期貨條例》(第571章)第XV部第324條發出的《法團大股東通知》知悉，J.P. Morgan Chase & Co. 持有佔本公司H股約11.7%的股權，相當於本公司總已發行股權約4.1%。*

(2) *截至二零零三年六月三十日止，本公司根據所獲得的Templeton Asset Management Limited 依據《證券及期貨條例》(第571章)第XV部第324條發出的《法團大股東通知》知悉，Templeton Asset Management Limited 持有佔本公司H股約6.0%的股權，相當於本公司總已發行股權約2.1%。*

(3) *中國南方航空集團公司直接持有(其中包括)本公司約9.4%的股權，並擁有(其中包括)：(i)中國北方航空公司100%的股權；及(ii)新疆航空公司100%的股權。由於中國北方航空公司及新疆航空公司分別持有本公司約2.8%及1.0%的股權，中國南方航空集團公司有效持有本公司約13.2%的股權；*

(4) *中國東方航空集團公司直接持有本公司約7.7%的股權，並擁有(其中包括)：(i)中國西北航空公司100%的股權；及(ii)雲南航空公司100%的股權。由於中國西北航空公司及雲南航空公司分別持有本公司約2.6%及2.0%的股權，中國東方航空集團公司有效持有本公司約12.3%的股權；及*

(5) *中國航空集團公司擁有(其中包括)：(i)中國國際航空公司100%的股權；(ii)中國西南航空公司100%的股權；及於(iii)中國航空總公司100%的股權。由於中國國際航空公司、中國西南航空公司及中國航空總公司分別持有本公司約6.5%、2.9%及0.7%的股權，中國航空集團公司有效持有本公司約10.1%的股權。*

董事及監事擁有的本公司股本權益

於二零零三年六月三十日，概無任何董事、監事或最高行政人員於本公司或其相聯法團擁有需按《證券及期貨條例》第352條規定備存的登記冊中所載之股份，相關股份及債券證中擁有的權益或淡倉，或根據《上市公司董事進行證券交易的標準守則》須知會本公司及聯交所的權益。

委託存款及逾期定期存款

於二零零三年六月三十日，本集團概無任何委託存款或不可收回的逾期定期存款。本集團所有現金存款均存放於商業銀行，並符合適用的法律及法規。

購買、出售或贖回證券

二零零三年上半年，本集團並無購買、出售或贖回任何本公司證券。

審核委員會及遵守《最佳應用守則》

本公司審核委員會已與公司管理層一同討論並審閱了本公司中期業績報告中的有關財務資料，並就內部監控及財務申報等事宜進行了討論。董事概無獲悉任何資料顯示本公司於截至二零零三年六月三十日止之六個月期間內的任何時間，未遵守或曾經未遵守了聯交所《上市規則》附錄十四所載《最佳應用守則》的要求。

承董事會命

董事長

二零零三年八月二十六日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **TravelSky Technology Limited**, you should at once hand this circular to the purchaser or to the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

中国航信 TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock company limited by shares incorporated in the People's Republic of China)

ONGOING CONNECTED TRANSACTIONS

Independent Financial Adviser to the Independent Board Committee

Quam Financial Services Group
華富嘉洛證券融資有限公司
Quam Capital Limited
A Member of The Quam Group

A letter from the Independent Board Committee is set out on page 15 of this circular. A letter from Quam Capital Limited, the independent financial adviser, containing its advice to the Independent Board Committee is set out on pages 16 to 22 of this circular.

An extraordinary general meeting of TravelSky Technology Limited is to be held at the Conference Room, 2nd Floor, Prime Hotel, 2 Wangfujing Da Jie, Dong Cheng District, Beijing, People's Republic of China on 5 December 2003 at 9:00 a.m..

A copy of the notice convening such extraordinary general meeting (as supplemented by a supplemental notice dispatched on 31 October 2003), which was dispatched on 20 October 2003, is set out on pages 29 to 37 of this circular for ease of reference. Whether or not you are able to attend the meeting, you are requested to complete and return the form of proxy, dispatched together with the said notice, in accordance with the instructions printed thereon to the registered office of TravelSky Technology Limited at 5/F Raycom Info Tech Park, No. 2 Ke Xue Yuan South Road, Haidian District, Beijing 100080, People's Republic of China as soon as possible and in any event not less than 24 hours before the time appointed for holding of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so desire. You should also complete and return the reply slip dispatched together with the said notice in accordance with the instructions printed thereon to the registered office of TravelSky Technology Limited on or before Friday, 14 November 2003, in person, by mail or by fax should you intend to attend the meeting.

10 November 2003

82-34687

Page

In this circular, the following expressions have the following meaning unless the context requires otherwise:

"APP"	Airport Passenger Processing System
"CAAC"	Civil Aviation Administration of China, the regulator for the PRC civil aviation industry
"Cargo Services"	certain cargo integrated services, consultancy and management services
"Company" or "TravelSky"	TravelSky Technology Limited, a company incorporated under the laws of the People's Republic of China whose shares are listed on the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States
"Connected Transactions"	the continuing connected transactions of the Group in respect of which a waiver application has been made to the Stock Exchange
"CRS"	Computerised Reservation System
"CTHC"	China TravelSky Holding Company, which name was changed from Civil Aviation Computer Information Centre following an industry-wide restructuring outlined in an announcement of the Company dated 10 October 2002, a PRC state-owned enterprise incorporated under the laws of the PRC, being a substantial shareholder of the Company holding 22.3 per cent of the entire issued share capital of the Company
"Directors"	the directors of the Company
"EGM"	the extraordinary general meeting of the Company to be held on 5 December 2003
"Existing Waivers"	the waivers previously granted by the Stock Exchange in relation to the Connected Transactions
"Group"	the Company and its subsidiaries
"ICS"	Inventory Control System

"Independent Board Committee"	an independent board committee constituted by the independent non-executive Directors of the Company, comprising of Messrs. Wu Jiapei and Chow Kwok Wah, James, for the purpose of considering and advising the Shareholders in connection with the Promoters Connected Transactions
"Independent Shareholders"	the shareholders of the Company other than the Promoters (not including CTHC)
"InfoSky"	天信達信息技術有限公司 (the English name being InfoSky Technology Company Limited), a sino-foreign joint venture company incorporated in the PRC on 20 September 2000 which is a 51% subsidiary of the Company
"Latest Practicable Date"	7 November 2003, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC" or "China"	The People's Republic of China
"Promoters"	the promoters of the Company at the time of the Company's establishment (including, where the context requires, their successor entities following the restructuring of the civil aviation industry as disclosed in the Company's announcement dated 10 October 2002) which, in connection with the entering into of contracts, agreements and arrangements of an ongoing nature, include their subsidiaries and associates as defined in the Listing Rules
"Promoters Connected Transactions"	the class of connected transactions described in section 2 of the Letter From the Board contained in this circular
"RMB"	Renminbi, the lawful currency of the PRC

"Service Associates" (previously referred to as the "Cares Associates")	Shanghai Civil Aviation East China Service System Integration Company Limited, Aviation Cares of Southwest Chengdu Limited and Shenyang Civil Aviation Cares of Northeast China Limited, being associated companies of the Company in which the Company holds 47%, 44% and 46% of the equity interests respectively, and in which China Eastern Air Holding Company, China Southwest Airlines Co. and China Northern Airlines Co., who are Promoters of the Company, hold 37%, 35% and 42% respectively, and together with any other connected person of the Company which would perform similar functions and/or carry out similar business as such Service Associates in the future
"Service Companies" (previously referred to as the "Cares Companies")	Service Subsidiaries and Service Associates
"Service Subsidiaries" (previously referred to as the "Cares Subsidiaries")	Hainan Civil Aviation Cares Company Limited (owned as to 55.63%), Cares Shenzhen Company Limited (owned as to 61.47%), Cares Hubei Company Limited (owned as to 50%), Cares Chongqing Information Technology Company Limited (owned as to 51%), Aviation Cares of Yunnan Information Company Limited (owned as to 50%), Civil Aviation Cares of Xiamen Limited (owned as to 51%), Civil Aviation Cares of Qingdao Limited (owned as to 51%), Xian Kaiya Civil Aviation Science Company Limited (owned as to 51%) and Civil Aviation Cares Technology of Xinjiang Limited (owned as to 51%), being enterprises in which the Company holds, directly or indirectly, more than 50% of the equity interests and/or otherwise has the power to control the composition of a majority of the board of directors of the enterprises, and together with any subsidiaries of the Company which would perform similar functions and/or carry out similar business as such Service Subsidiaries in the future
"Share(s)"	H share(s) of RMB1.00 each in the capital of the Company
"Shareholders"	shareholders of the Company

"SITA"	Socièté Internationale de Tèlècommunications Aeronautiques S.C., a co-operative, non-profit-making organisation founded in Belgium
"SITA INC."	Socièté Internationale de Tèlècommunications Aeronautiques Information, Networking and Computing N.V. (including its subsidiaries)
"SITA Services"	global telecommunications and information services
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Technology Services and Ancillary Support Agreement"	the technology services and ancillary support agreement entered into with each of the Promoters (except CTHC)

For the purpose of this circular, unless otherwise indicated, the exchange rates at HK$1.00 = RMB$1.06 have been used, where applicable, for purpose of illustration only and not constitute a representation that any amount have been, could have been or may be exchanged.

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock company limited by shares incorporated in the People's Republic of China)

Directors
Ma Tiesheng
Hu Yunqi
Cao Jianxiong
Zhang Xueren
Zhu Yong
Rong Gang
Li Xiaojun
Feng Gang
Li Xiaoguang
Shi Dinghao
Huang Yuanchang
Xiao Yinhong
Ding Weiping
Wu Jiapei*
Chow Kwok Wah, James*

* Independent non-executive Directors

Registered office
5/F Raycom Info Tech Park
No. 2 Ke Xue Yuan South Road
Haidian District, Beijing 100080
People's Republic of China

10 November 2003

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTIONS

1 INTRODUCTION

The Company and its subsidiaries and associated companies have in the past entered into a number of transactions of a recurrent nature with certain connected persons. The Stock Exchange has previously granted waivers to the Company from strict compliance with the relevant requirements of the Listing Rules in relation to these connected transactions.

The Existing Waivers will expire on 31 December 2003. The Company has applied to the Stock Exchange for a waiver from strict compliance with the relevant requirements of the Listing Rules in relation to the Connected Transactions.

The Connected Transactions are as follows:

(i) provision of technology services and ancillary support by the Company and the Service Subsidiaries to the Promoters (i.e., the Promoters Connected Transactions);

(ii) provision of Cargo Services by SITA INC. to InfoSky;

(iii) provision of SITA Services by SITA to the Company;

(iv) transactions between the Company and the Service Companies; and

(v) lease of properties by the Company from CTHC.

In respect of the Promoters Connected Transactions, the granting of a waiver by the Stock Exchange to the Company from it having to issue further press announcements and obtain independent shareholders' approval as required by Chapter 14 of the Listing Rules is conditional upon, among other things, (i) the approval of the Independent Shareholders at the EGM; and (ii) the Company complying with the conditions stated in section 2 below. Shareholders' approval is not required with respect to the other categories of Connected Transactions listed above.

The main purposes of this circular are (i) to provide you with detailed information relating to the Promoters Connected Transactions; (ii) to set out the letter of advice from Quam Capital Limited to the Independent Board Committee and recommendation and opinion of the Independent Board Committee as advised by Quam Capital Limited in relation to the Promoters Connected Transactions; and (iii) to seek your approval at the EGM, to be held on 5 December 2003, of the ordinary resolution in relation to the Promoters Connected Transactions.

2 CONNECTED TRANSACTIONS

Provision of Technology Services and Ancillary Support by the Company to the Promoters

The Company entered into a Technology Services and Ancillary Support Agreement with each of the Promoters (except CTHC) with a term of five years from the date of signing (the earliest date being 18 October 2000). Pursuant to each agreement, the Company provides to these Promoters various technology services and ancillary support, including (but not limited to):

(a) electronic travel distribution services, which provide real-time flight seat control and flight reservation;

(b) airport passenger processing services, which provides check-in, boarding and flight allocation services;

(c) data networks (including data network services, commercial data services and internet-based platform); and

(d) air cargo system services (including provision and sale of air cargo information management system services for air cargo operations).

In addition, the Company also sells equipment related to the use of the Company's systems to the Promoters (except CTHC), and licenses or sells software and new products from time to time to these Promoters (except CTHC). Under each of the Technology Services and Ancillary Support Agreements, reference to the Promoters and the Company include their respective subsidiaries and associated companies. The Technology Services and Ancillary Support Agreements also set out the general terms and conditions under which the Company, the Service Companies and Infosky provide services to these Promoters.

The Existing Waiver for the Promoters Connected Transactions was granted to the Company at the time of listing. Disclosures were made in the Company's prospectus dated 29 January 2001. The reasons for entering into these transactions and the terms and conditions (including pricing policy) remain unchanged.

Transactions Between the Service Companies and the Promoters

The Company has eleven Service Subsidiaries and three Service Associates which are domestic joint ventures with other parties. The Service Companies construct, operate and maintain regional network nodes, facilities to the network and systems of the Company in their regions. They also provide local services and technical support to the Promoters and other users in the PRC.

The Service Companies provide services and technical support to the Promoters (and to other users) in respect of the Company's nation wide network. These services and technical support include serving as local service centres for the Company's data, network operations, such as connection to the network's nodes, data transmission equipment, terminals and printers, the installation of equipment, maintenance, training, technical support and other network services.

Transactions between the Service Subsidiaries and the Promoters are connected transactions of the Company whereas transactions between the Service Associates and the Promoters are not connected transactions of the Company. The transactions between the Service Subsidiaries and the Promoters, being conducted in accordance with the general principles (including the pricing policy) set out in the Technology Services and Ancillary Support Agreements, fall within the Promoters Connected Transactions.

Pricing policy

The Technology Services and Ancillary Support Agreements incorporate the following general pricing policies:-

(i) Government Prescribed Price

Generally, services and technical support are provided in accordance with the pricing schedule set by CAAC. Currently, fees for operation, maintenance and installation services provided in relation to ICS, CRS, APP and data network are in accordance with the pricing schedule set by the government.

(ii) Government Guidance Price

Where there is a guidance price suggested by CAAC, the Company may choose to charge at such guidance price or at market price.

(iii) Where there is no government price

In relation to services where there is currently no government prescribed or guidance price, services are to be provided at market price or (if a market price is not available) at a price equal to costs plus a reasonable profit margin (which in relation to the Company is usually 17%). If the government subsequently introduces price regulations, then the government price will apply.

(iv) Where prices are newly de-regulated

If, for any reason, the government prescribed or guidance price for a particular product or service is cancelled, relaxed or ceases to be applicable, the Company shall, in the first instance, charge the market price if there is an established market for such products or services. If there is no established market, both parties agree to discuss a new pricing schedule based upon the original government prescribed price.

The Company may choose to charge less than the original government prescribed or guidance price for products and services, subject to approvals of the board of Directors for reductions which meet the following criteria: (a) the reduction must be in accordance with the internal guidelines adopted by the board of Directors (which guidelines may only be amended with the consent of a majority of the independent non-executive Directors); and (b) in any financial year, the aggregate of all such reductions shall not exceed 10% of the pricing schedule as at the beginning of the relevant financial year.

In case the government prescribed or guidance price for a particular product or service is cancelled or ceases to be applicable for any reason (e.g. a deregulation of the industry takes place) and there is no established market price, both parties may agree to discuss a new pricing schedule. The Company shall comply with all relevant requirements of the Listing Rules in relation to further transactions with any of its connected persons for the relevant product(s) or service(s) affected.

Implementation Agreements

It is envisaged that from time to time and as required, individual implementation agreements will be entered into between the Company (or the subsidiaries of the Company, as appropriate) and the relevant Promoters in relation to the provision of products or services. Each implementation agreement will set out the specific products and services requested by the Promoter and any detailed technical and other specifications, that may be relevant to those products, services and technical support. The implementation agreements shall contain provisions that are in all material respects consistent with the general principles, guidelines, terms and conditions contained in the Technology Services and Ancillary Support Agreements.

Under certain conditions, the Company may offer alternative pricing arrangements in an implementation agreement with a Promoter who qualifies as a high volume user for certain products and services that would otherwise be subject to the government prescribed price and government guidance price. Under such arrangements, the Company may offer high volume users either a certain percentage (historically less than 25%) discount according to the actual volume of transactions or a fixed annual fee. The alternative pricing arrangements are equally available to any high volume user whose annual volume reaches certain value levels.

As the implementation agreements are supplements to the Technology Services and Ancillary Support Agreements, the implementation agreements do not constitute a new category of connected transactions.

Historical Figures

For each of the two financial years ended 31 December 2002 and the six months ended 30 June 2003, the revenues derived under the Promoters Connected Transactions are as set out below:

For the year 2001: RMB617 million (equivalent to HK$582 million) or 25% of the audited consolidated net tangible assets of the Group as at 31 December 2001, or 74.27% of the total revenues for the year ended 31 December 2001.

For the year 2002: RMB653 million (equivalent to HK$616 million) or 23% of the audited consolidated net tangible assets of the Group as at 31 December 2002, or 66.81% of the total revenues for the year ended 31 December 2002.

For the six months ended 30 June 2003: RMB258 million (equivalent to HK$243 million) or 9% of the relevant unaudited consolidated net tangible assets of the Group as at 30 June 2003, or 62.65% of the total revenues for the six months ended 30 June 2003.

Waiver Sought

The Company has requested a waiver from the Stock Exchange from issuing further press announcements and obtaining independent shareholders' approval as required by Chapter 14 of the Listing Rules for the period from 1 January 2004 to 17 October 2005 (being the earliest expiry date of the Technology Services and Ancillary Support Agreements) subject to the conditions stated below. The Company hereby seeks the approval of the Independent Shareholders at the EGM for these Promoters Connected Transaction to be conducted on the basis described above.

Conditions of the Waivers

As noted above, the granting of the Waiver in respect of the Promoters Connected Transactions is subject to the conditions set out in paragraphs (a) to (g) below.

(a) **arm's length basis:** The transactions as well as the respective agreements governing such transaction shall be:

(i) entered into by the Group in the ordinary and usual course of its business;

(ii) conducted either

(a) on normal commercial terms (which expression shall be applied by reference to transactions of a similar nature and to be made by similar entities); or

(b) (where there is no available comparison) on terms that are fair and reasonable so far as the Independent Shareholders are concerned; and

(iii) entered into either

(a) in accordance with the terms of the agreements governing such transactions; or

(b) (where there are no such agreements) on terms no less favorable than those available to or from independent third parties.

(b) **disclosure:** The Company shall disclose in its annual report and accounts for the relevant year, details of the transactions in each financial year as required by Rules 14.25(1)(A) to (D) of the Listing Rules together with a statement of the opinion of the independent non-executive Directors of the Company referred to in paragraph (c) below.

(c) **independent directors' review:** The independent non-executive Directors shall review annually the transactions and confirm, in the Company's annual report and accounts for the year in question, that such transactions have been conducted in the manner as stated in paragraph (a) above.

(d) **auditors' review:** The auditors of the Company shall review annually the transactions and shall provide the Directors with a letter, stating whether:

(i) the transactions received the approval of the board of Directors;

(ii) the transactions are in accordance with the pricing policies as stated in the Company's financial statements; and

(iii) the transactions were entered into in accordance with the terms of the respective agreements and documents governing those transactions or if there are no such agreements, on terms no less favorable than those available to or from independent third parties.

The letter of the auditors is to be addressed to the directors of the Company and a copy of which is to be provided to the Stock Exchange. Where for whatever reason, the auditors declined to accept the engagement or are unable to provide that letter, the directors of the Company shall contact the Stock Exchange immediately.

(e) **undertaking:** The Company and each party to the Connected Transactions have undertaken to provide sufficient facility for the Company's auditors to inspect their respective accounts and records, thus enabling the auditors to assess the Promoters Connected Transactions and make the relevant reports.

(f) **further compliance:** If any material terms of the transactions as mentioned above are altered (unless as provided for herein or under the terms of the relevant agreement or arrangement) or if the Company enters into any new agreements with any connected persons (within the meaning of the Listing Rules) in the future, the Company will comply with the provisions of Chapter 14 of the Listing Rules governing connected transactions unless it applies for and obtains a separate waiver from the Stock Exchange.

3 REASONS FOR AND BENEFIT OF THE PROMOTERS CONNECTED TRANSACTIONS

The Promoters Connected Transactions have been entered into and will be conducted in the ordinary and usual course of business and on normal commercial terms and are expected to occur on a regular and continuous basis. Pursuant to the Listing Rules, the Promoters Connected Transactions would require full disclosure under Rule 14.25 and prior approval by independent shareholders of the Company under Rule 14.26. As the Promoters Connected Transactions are expected to continue in the normal course of business, the Directors consider that disclosure and/or approval of them in full compliance with the Listing Rules would not be practicable. However, the Directors believe the Company should continue to conduct the Promoters Connected Transactions as significant opportunities exist for the continued implementation of technology solutions in China's air travel and tourism industries, and being the leading information technology provider to China's air travel industry, the Company is also a prime beneficiary of the expected rapid increase in air travel in China. Given the historical relationship between the Group (including Service Companies) and the Promoters, the latter rely exclusively on the Group's information technology solutions and services for their inventory management, seat reservation, passenger processing, air cargo and data network functions. Since the Promoters (except CTHC) are major airlines in China, the Company expects to capitalise in the expected growth in air travel in China through the Promoters Connected Transactions.

No cap was sought from the Stock Exchange as a condition of the waiver as any cap on the amounts of such Promoters Connected Transactions could potentially limit the ability of the Company to seize business opportunities in its ordinary and usual course, as well as the Company's revenue (revenues derived from provisions of such services constitute a major component of its revenues), and thus its financial performance, development and expansion. Moreover, it is anticipated that the pricing policy of CAAC may change from government prescribed/guidance pricing to market pricing, therefore, any cap on the amount of such Promoters Connected Transactions would restrict the flexibility of the Company to increase prices and hence the revenues of the Company.

4 EGM

The Promoters Connected Transactions constitute connected transactions of the Company under the Listing Rules and are subject to approval from the Independent Shareholders.

The Notice (as supplemented by a supplemental notice dispatched on 31 October 2003) convening the EGM to be held at the Conference Room, 2nd Floor, Prime Hotel, 2 Wangfujing Da Jie, Dong Cheng District, Beijing, People's Republic of China on 5 December 2003 at 9:00 a.m. was published and dispatched to shareholders of the Company on 20 October 2003 pursuant to the Articles of Association of the Company. The EGM will be held for the purpose of, among other things, considering and, if deemed appropriate, approving, among others, the Promoters Connected Transactions.

A form of proxy for use at the EGM was dispatched together with the said notice. Whether or not you are able to attend the EGM in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon to the registered office of the Company at 5/F Raycom Info Tech Park No. 2 Ke Xue Yuan South Road, Haidian District Beijing 100080, People's Republic of China, as soon as possible and in any event no later than 24 hours before the time appointed for the holding of EGM. Completion and return of the form of proxy will not preclude you from attending and voting at the EGM should you wish to do so. You should also complete and return the reply slip dispatched together with the said notice in accordance with the instructions printed thereon to the registered office of TravelSky Technology Limited on or before Friday, 14 November 2003, in person, by mail or by fax should you intend to attend the meeting.

The Promoters (except CTHC, as it is neither interested in the Promoters Connected Transactions nor connected with any of the Promoters) will abstain from voting on the resolution to be proposed at the EGM to approve the Promoters Connected Transactions.

5 RECOMMENDATION

The text of a letter to the Shareholders from the Independent Board Committee, containing their recommendation in relation to the Promoters Connected Transactions, is set out on page 15 of this circular. The Independent Board Committee is of the opinion that the Promoters Connected Transactions are in the interests of the Company and the Shareholders as a whole and that the terms of the Promoters Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, the Independent Board Committee recommends that the Independent Shareholders vote in favour of the ordinary resolutions approving the Promoters Connected Transactions to be proposed at the Extraordinary General Meeting.

6 ADDITIONAL INFORMATION

Your attention is drawn to the information set out in the following sections of this circular:

(i) Letter from the Independent Board Committee (page 15);

(ii) Letter from Quam Capital Limited (pages 16 to 22);

(iii) General information (pages 23 to 28);

(iv) EGM notice (pages 29 to 37); and

(v) Supplemental EGM notice (pages 38 to 39).

Yours faithfully,
By order of the Board
TravelSky Technology Limited
Ma Tiesheng
Chairman

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock company limited by shares incorporated in the People's Republic of China)

Independent Board Committee
Wu Jiapei Chow Kwok Wah, James

10 November 2003

To the Independent Shareholders

Dear Sir or Madam,

RENEWAL OF WAIVER FOR ONGOING CONNECTED TRANSACTIONS

We refer to the circular dated 10 November 2003 of the Company (the "Circular") of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context requires otherwise.

The Promoters Connected Transactions between the Company and its subsidiaries with the Promoters as described in section 2 of the letter from the Board contained in the Circular constitute connected transactions for the Company under the Listing Rules and are subject to approval from the Independent Shareholders.

In view of the interest of the Independent Shareholders, we have been appointed by the Board to constitute the Independent Board Committee to consider and advise the Independent Shareholders as to the fairness and reasonableness in relation to the Promoters Connected Transactions. Quam Capital Limited has been retained as the independent financial adviser to advise the Independent Board Committee in this respect. We wish to draw your attention to the letter from Quam Capital Limited as set out on pages 16 to page 22 of this Circular.

Having taken into account the information set out in the letter from the Board, and the principal factors, reasons and recommendations set out in the letter from Quam Capital Limited, we consider the terms of the Promoters Connected Transactions to be fair and reasonable so far as the Independent Shareholders are concerned and believe that the Promoters Connected Transactions are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend that the Independent Shareholders vote in favour of the ordinary resolution to be proposed at the EGM to approve the Promoters Connected Transactions.

Yours faithfully,
Wu Jiapei Chow Kwok Wah, James
Independent Board Committee

The following is the text of a letter of advice from Quam Capital, the independent financial adviser to the Independent Board Committee, which has been prepared for the purpose of incorporation into this circular, setting out its advice to the Independent Board Committee in connection with the Promoters Connection Transactions.

Quam Financial Services Group
Quam Capital Limited 華富嘉洛證券融資有限公司
Member of Quam Group
香港中環遮打道16-20號歷山大廈2301-2302室
2301-2302, Alexandra House, 16-20 Chater Road, Central, Hong Kong

10 November 2003

The Independent Board Committee of
TravelSky Technology Limited
5/F Raycom Infotech Park
No. 2, Ke Xue Yuan South Road
Haidian District
Beijing 100080
The PRC

Dear Sirs,

PROMOTERS CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment to advise the Independent Board Committee in respect of the Promoters Connected Transactions. Details of the Promoters Connected Transactions are set out in the Letter from the Board contained in the circular issued by the Company to the Shareholders dated 10 November 2003 (the "Circular"), of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context otherwise requires.

As the independent financial adviser, our role is to provide the Independent Board Committee with an independent opinion as to whether the terms and conditions of the Promoters Connected Transactions are, or are not, fair and reasonable so far as the independent shareholders are concerned and whether the granting of the waiver from issuing further press announcements and obtaining Independent Shareholders' approval as required by Chapter 14 of the Listing Rules for the period from 1 January 2004 to 17 October 2005 (being the earliest expiry date of the Technology Services and Ancillary Support Agreements) in respect of the Promoters Connected Transactions (the "Waiver") is in the interests of the Company and the Shareholders as a whole.

In formulating our opinion, we have relied on the information and facts supplied to us by the Company and its advisers. We have assumed that all the information and representations contained or referred in the Circular concerning the Group, which has been provided by the Directors and for which they are wholly responsible, were true and accurate in all respect at the date thereof and may be relied upon. We have also assumed that all statements contained and representations made or referred to in the Circular were true at the time they were made and continue to be true at the date of the Circular. We have no reason to doubt the truth, accuracy and completeness of the information provided, and representations made, to us by the Company. The Directors have confirmed, having made all reasonable enquires, that to the best of their knowledge and belief that there are no other material facts the omission of which would make any statement in the Circular, including this letter, misleading.

We consider that we have reviewed all currently available information and documents which are available under the present circumstances to enable us to reach an informed view and to justify our reliance on the information provided so as to provide a reasonable basis of our opinions. We have not, however, carried out any independent verification of the information, nor have we conducted any form of independent investigation into the business and affairs of the Group.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our recommendation, we have considered the following principal factors and reasons:

1. Nature of the Promoters Connected Transactions and reasons for the waiver application

The Group is the dominant provider of information technology solutions for China's air travel and tourism industries. Core businesses of the Group include the provision of electronic travel distribution systems, airport passenger processing systems, data network, air cargo system and internet-based travel platform (together, the "IT Services").

The Company entered into a Technology Services and Ancillary Support Agreement with each of the Promoters (except CTHC), with a term of five years from the date of signing (the earliest being 18 October 2000). Pursuant to each of these agreements, the Company agrees to provide the relevant Promoter with the IT services. The Company also sells equipment related to the use of the Company's systems to the Promoters (except CTHC), and licenses or sells software and related new products (together, the "Related Products") from time to time to these Promoters. In addition, the Service Subsidiaries provide services and technical support to the Promoters in respect of the Company's nation wide network. The Technology Services and Ancillary Support Agreements set out the general terms and conditions under which the Company provides the IT Services and Related Products to the these Promoters.

For the provision of the specific IT Services and Related Products, the Company (or its subsidiaries, as the case may be) will enter into an individual implementation agreement (the "Implementation Agreement") with the relevant Promoter from time to time and as required. The Implementation Agreements shall contain provisions that are in all material respects consistent with the general principles, guidelines, terms and conditions contained in the Technology Services and Ancillary Support Agreements.

The Group's revenue primarily comprises fees earned from its provision of the IT Services and currently all its operations are conducted in the PRC. For each of the two financial years ended 31 December 2002 and the six months ended 30 June 2003, the revenues derived from the Group's provision of the IT Services and the Related Products to the Promoters (except CTHC) were as follows: -

- For the year 2001: around RMB617 million (equivalent to approximately HK$582 million), which accounted for about 25% of the Group's audited consolidated net tangible assets ("NTV") at the year end and around 74% of its total revenue for that year;
- For the year 2002: around RMB653 million (equivalent to approximately HK$616 million), which accounted for about 23% of the Group's audited consolidated NTV at the year end and around 67% of its total revenue for that year; and
- For the six months ended 30 June 2003: around RMB258 million (equivalent to approximately HK$243 million), which accounted for about 9% of the Group's unaudited consolidated NTV at the end of the period and around 63% of its total revenue for the said period.

The provision of the IT Services and the Related Products by the Group under the Technology Services and Ancillary Support Agreements and the entry into of Implementation Agreements between the Group and the relevant Promoters constitute "connected transactions" for the Company under the Listing Rules and are subject to the disclosure and independent shareholders' approval requirement under the Listing Rules (the "Connected Transaction Requirements").

The Stock Exchange granted a 3-year conditional waiver to the Company from strict compliance with the relevant requirements of the Listing Rules in relation to these on-going connected transactions at the time of the listing of the Shares on the Stock Exchange in 2001. Given the Group's business nature and the fact that the Promoters (except CTHC) are the major commercial airlines in China, it is reasonable to expect that the Promoters Connected Transactions will continue to take place on a regular basis in the Group's ordinary and usual course of business in future. The Existing Waiver will expire on 31 December 2003 and accordingly, the Company has applied to the Stock Exchange for a new waiver. The Company has confirmed that it will comply with all the relevant provisions of the Listing Rules when the Waiver is due to expire on 17 October 2005 unless it applies for and obtains a new waiver from the Stock Exchange. As such, we concur with the

Director's view that it would not be practical for the Company to strictly comply with the Connected Transaction Requirements on each occasion when the Promoters Connected Transactions take place and that the granting of the Waiver will help to facilitate the smooth operations of the Group. Hence, we are of the view that the granting of the Waiver is in the interest of the Company and the Shareholders as a whole.

2. The pricing arrangements for the Promoters Connected Transactions

For the provision of the IT Services and the Related Products, the Technology Services and Ancillary Support Agreements have incorporated the following general policies: -

- Generally, services and technical support are provided in accordance with the pricing schedule set by CAAC;

- Where there is a guidance price suggested by CAAC, the Company may choose to charge at such guidance price or at market prices;

- Where there is no government prescribed or guidance price, services are to be provided at market price or (if a market price is not available) at a price equal to costs plus a reasonable profit margin (which in relation to the Company is usually 17%). If the government subsequently introduces price regulations, the government price will apply; and

- Where prices are newly de-regulated, the Company shall, in the first instance, charge the market price if there is an established market for such products or services. If there is no established market, both parties agree to discuss a new pricing schedule based upon the original government prescribed price.

It should be noted that the Company may choose to charge less than the original government prescribed or guidance price for products or services, subject to the approvals of the board of Directors for reductions. Nevertheless, in such cases, the interests of the Independent Shareholders are protected as (i) the reduction must be in accordance with the internal guidelines adopted by the board of Directors which may only be amended with the consent of a majority of the independent non-executive Directors; and (ii) in any financial year, the aggregate of all such reductions shall not exceed 10% of the pricing schedule as at the beginning of the relevant financial year.

In case where the government prescribed or guidance price for particular products or services is cancelled or ceases to be applicable for any reason and there is no established market price, both parties may agree to discuss a new pricing schedule. The Company shall comply with all relevant requirements of the Listing Rules in relation to further transactions with any of its connected persons for the relevant product(s) or service(s) affected.

It is noted that under certain conditions, the Company may offer a Promoter who qualifies as a high volume user for certain products and services which would otherwise be subject to the government prescribed or guidance price, either a percentage (historically less than 25%) discount to the actual volume of transactions or a fixed annual fee (the "Discretionary Discount Policy") in an Implementation Agreement.

As discussed above, the products and services provided by the Group under the Promoters Connected Transactions are in general charged at the government prescribed/guidance prices or at the market prices or in the absence of both, at a price equal to costs plus a reasonable profit margin. As such, we consider the Technology Services and Ancillary Support Agreements have provided a fair and reasonable basis for the pricing arrangements for the Promoters Connected Transactions. Also, it is noted that in cases where the Company deviates from these general bases, there are sufficient provisions stipulated in the said agreements and/or arrangements in place to safeguard the interests of the Independent Shareholders. Furthermore, we are of the view that the Discretionary Discount Policy offered by the Group to certain Promoters who are high volume users, is a common commercial practice; and it should be noted that similar arrangements are equally available to other customers of the Group whose annual volume reaches a certain value level.

In view of the foregoing, we consider that the proposed pricing arrangements for the Promoters Connected Transactions are fair and reasonable as far as the Independent Shareholders are concerned.

3. Annual cap for the Promoters Connected Transactions

It is noted that no cap will be set for aggregate annual transaction amount for the Promoters Connected Transactions for the next financial year ending 31 December 2004 and the following period from 1 January 2005 to 17 October 2005 (the "Annual Cap"). We are of the view that such arrangement is appropriate in case of the Company and the Promoters Connected Transactions for the following reasons: -

- Given the Group's dominant position in the provision of information technology solutions and services in China's air travel and tourism industries, there are significant potential opportunities for further expansion and development of the Group's business and operations in the PRC. Setting a pre-determined Annual Cap would limit the ability of the Company to seize business opportunities in its ordinary and usual course, and therefore, may have adverse impact on the Group's potential growth.

- The Directors anticipate that the pricing policy of CAAC may change from government prescribed/guidance pricing to market oriented system. Therefore setting a pre-determined Annual Cap would restrict the Company's flexibility to change its pricing policies under such circumstances and hence restrict the potential increase in the Group's total revenue. The Company shall comply with all relevant requirements of the Listing Rules in relation to further transactions with any of its connected persons for the relevant product(s) or service(s) affected in the event of such price deregulation.

As such, we consider that, in the context of the Waiver, the lack of the Annual Cap for the Promoters Connected Transactions is in the interests of the Independent Shareholders; and that terms of the Promoters Connected Transactions in this respect are fair and reasonable so far as the Independent Shareholders are concerned.

4. Conditions of the granting of the Waiver

The Stock Exchange has indicated that the granting of the Waiver is conditional upon the Independent shareholders' approval and the Company complying with the conditions as stated in the Letter from the Board contained in the Circular. The Company shall implement a number of procedures for the continuous monitoring of the Promoters Connected Transactions which include, among others, the following:-

The Promoters Connected Transactions as well as the Implementation Agreements shall be: -

- entered into by the Group in the ordinary and usual course of its business;
- conducted either (A) on normal commercial terms (which expression shall be applied by reference to transactions of a similar nature and to be made by similar entities); or (B) (where there is no available comparison) on terms that are fair and reasonable so far as the Independent Shareholders are concerned; and
- entered into in accordance with the terms of the Technology Services and Ancillary Support Agreements and/or the relevant Implementation Agreements (as the case may be).

Other conditions include that relevant disclosure of the details of the Promoters Connected Transactions shall be made in the Company's annual report, and annual review shall be conducted by the Company's independent non-executive directors and auditors of the Company.

Furthermore, the Company has confirmed that if any material terms of the Promoters Connected Transactions are altered (unless as provided for under the terms of the Technology Services and Ancillary Support Agreements and the relevant Implementation Agreements) or if the Company enters into any new agreement with any "connected person" in the future, the Company will comply with all the relevant provisions of the Listing Rules unless it applies for and obtains a separate waiver from the Stock Exchange.

Given the above, we are of the opinion that there will be sufficient procedures and arrangements in place to ensure that any Promoters Connected Transactions will be conducted on terms that are fair and reasonable so far as the Independent Shareholders are concerned.

RECOMMENDATION

Having taken into account the principal factors and reasons as discussed above, and in particular the following: -

- the nature of the Promoters Connected Transactions and reasons for the Waiver application;
- the pricing arrangements for the Promoters Connected Transactions; and
- the conditions for granting of the Waiver

we consider that the terms and conditions of the Promoters Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned and the granting of the Waiver to be in the interests of the Company and the Shareholders as a whole.

Accordingly, we advise the Independent Board Committee to recommend the Independent shareholders to vote in favour of the ordinary resolution to be proposed at the EGM to approve the Promoters Connected Transactions.

Yours faithfully,
For and on behalf of
Quam Capital Limited

Richard D. Winter — *Managing Director*

Karen C. Wong — *Director*

1 RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2 DISCLOSURE OF INTEREST

(a) As at the Latest Practicable Date, none of the Directors, supervisors or chief executives had any interest or short position in any shares, underlying shares and debentures of the Company or any of its associated corporations that is required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the Securities and Futures Ordinance (the "Ordinance"), any interest required to be recorded and kept in the register in accordance with Section 352 of the Ordinance, or any interest required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

(b) So far as is known to any Director or chief executive of the Company, at the Latest Practicable Date, the interests of every person, other than a Director or chief executive of the Company, in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Division 2 and 3 of Part XV of the Ordinance were as follows:

Name of shareholder	Class	No. of shares interested	Percentage of respective class of share capital (per cent.)	Percentage of total issued share capital (per cent.)
J.P. Morgan Chase & Co.	H Shares	30,593,600	9.8	3.4
Templeton Asset Management Limited	H Shares	21,738,000	7.0	2.4
China TravelSky Holding Co.	Domestic	198,496,500	34.4	22.3
China Southern Air Holding Co. (1)	Domestic	116,460,500	20.2	13.2
China Eastern Air Holding Co. (2)	Domestic	109,414,500	19.0	12.3
China National Aviation Holding Co. (3)	Domestic	89,433,500	15.5	10.1

Note:

(1) China Southern Air Holding Company directly held approximately 9.4 per cent. of the total issued share capital of the Company and also owned, among other things: (i) a 100 per cent. interest in China Northern Airlines Co.; and (ii) a 100 per cent. interest in Xinjiang Airlines Co. Since China Northern Airlines Co. and Xinjiang Airlines Co. held approximately 2.8 per cent. and 1.0 per cent. of the total issued share capital of the Company respectively, China Southern Air Holding Company effectively had an aggregate interest of approximately 13.2 per cent. in the total share capital of the Company.

(2) China Eastern Air Holding Company directly held approximately 7.7 per cent. of the total issued share capital of the Company and also owned, among other things: (i) a 100 per cent. interest in China Northwest Airlines Co.; and (ii) a 100 per cent. interest in Yunnan Airlines Co. Since China Northwest Airlines Co. and Yunnan Airlines Co. held approximately 2.6 per cent. and 2.0 per cent. of the total issued share capital of the Company respectively, China Eastern Air Holding Company effectively had an aggregate interest of approximately 12.3 per cent. in the total issued share capital of the Company.

(3) China National Aviation Holding Company owned, among other things: (i) a 100 per cent. interest in Air China, which in turn owned a 100 per cent. interest in China Southwest Airlines Co.; and (ii) a 100 per cent. interest in China National Aviation Corporation. Since Air China, China Southwest Airlines Co. and China National Aviation Corporation held approximately 6.5 per cent., 2.9 per cent. and 0.7 per cent. of the total issued share capital of the Company respectively, China National Aviation Holding Company effectively had an aggregate interest of approximately 10.1 per cent. in the total issued share capital of the Company.

Save as disclosed herein, as at the Latest Practicable Date, no persons had any interest or short positions in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Division 2 and 3 of Part XV of the Ordinance.

(c) So far as is known to any Director or chief executive of the Company and save as otherwise disclosed in this circular, as at the Latest Practicable Date, the persons (other than members of the Group), directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group (other than the Company) were as follows.

Subsidiary	Shareholder	Shareholding
海南民航凱亞有限公司 (Hainan Civil Aviation Cares Corporation Limited)	中國南方航空集團公司 (China Southern Air Holding Co.)	12.47%
	民航海南省局 (Civil Aviation Hainan Management Bureau)	9.15%
	北方航空三亞有限公司 (China Northern Airlines Sanya Co., Ltd.)	5.29%
深圳民航凱亞有限公司 (Shenzhen Civil Aviation Cares Co., Ltd.)	中國北方航空公司 (China Northern Airlines Co.)	5.59%
	中國西南航空公司 (China Southwest Airlines Co.)	5.59%
	中國新華航空公司 (China Xinhua Airlines Co.)	5.59%
	深圳航空公司 (Shenzhen Airlines Co.)	5.59%
	深圳機場股份有限公司 (Shenzhen Airport Co., Ltd.)	5.59%
	中國南方航空集團深圳公司 (China Southern Airlines Co. Shenzhen Branch)	5.59%
重慶民航凱亞信息技術有限公司 (Cares Chongqing Information Co., Ltd.)	中國民航重慶市管理局 (Air China Chongqing Management Bureau)	24.50%
	中國西南航空重慶公司 (China Southwest Airlines Co. Chongqing Branch)	24.50%
雲南民航凱亞信息有限公司 (Aviation Cares of Yunnan Information Co., Ltd.)	雲南航空公司 (Yunan Airlines Co.)	49.00%

廈門民航凱亞有限公司 (Civil Aviation Cares of Xiamen Ltd.)	廈門航空有限公司 (Xiamen Airlines Co.)	28.50%
	廈門機場發展股份有限公司 (Xiamen Airport Development Company Limited)	20.50%
青島民航凱亞系統集成有限公司 (Civil Aviation Cares of Qingdao Ltd.)	民航青島流亭機場 (Civil Aviation Qingdao Liuting Airport)	36.00%
	上海民航華東凱亞系統集成有限公司 (Shanghai Airlines Huadong Cares Limited)	13.00%
西安民航凱亞科技有限公司 (Xi'an Kaiya Civil Aviation Science Co., Ltd)	中國西北航空公司 (China Northwest Airlines Co.)	32.00%
	中國東方航空集團公司 (China Eastern Air Holding Co.)	32.00% (indirect)
	西安咸陽國際機場 (Xi'an Yianyang International Airport)	17.00%
新疆民航凱亞信息網絡有限責任公司 (Civil Aviation Cares Technology of Xinjiang Ltd.)	中國民用航空烏魯木齊管理局 (China Civil Aviation Urumgi Management Bureau)	24.50%
	新疆航空公司 (Xinjiang Airlines Co.)	24.50%
	中國南方航空集團公司 (China Southern Air Holding Co.)	24.50% (indirect)
天信達信息技術有限公司 (InfoSky Technology Co., Ltd)	SITAGCH	49.00%
	SITA INC.	49.00% (indirect)

(d) None of the Directors is materially interested in any contract or arrangement subsisting at the date of this circular which is significant in relation to the business of the Group.

(e) As at the Latest Practicable Date, Quam Capital Limited does not have any shareholding in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

(f) As at the Latest Practicable Date, none of the Directors or Quam Capital Limited had any direct or indirect interest in any asset which had been acquired, or disposed of by, or leased to any member of the Group, or was proposed to be acquired, or disposed of by, or leased to any member of the Group, since 31 December 2002, the date to which the latest published audited financial statements of the Group were made up.

3 SERVICE CONTRACT

As at the Latest Practicable Date, none of the Directors had entered into any service contract with the Company or any member of the Group which will not expire or is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

4 EXPERT'S QUALIFICATION AND CONSENT

Quam Capital Limited is deemed to be licensed under the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong and has given and has not withdrawn its written consent to the issue of this circular with the inclusion of and references to its letter, in the form and context in which it appears.

5 MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading positions of the Company since 31 December 2002, the date to which the latest published audited financial statement of the Company were made up.

6 GENERAL

(a) The secretary of the Company is Mr. Ding Weiping.

(b) The registered office of the Company is at 5/F Raycom Info Tech Park, No.2 Ke Xue Yuan South Road, Haidian District, Beijing 100080, the People's Republic of China.

(c) The H share register and transfer office is Hong Kong Registrars Limited, Room 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(d) In the event of inconsistency, the English language text of this circular shall prevail over the Chinese language text.

7 DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at the offices of Linklaters at 10th Floor, Alexandra House, Chater Road, Hong Kong from the date of this circular up to and including 24 November 2003:

(i) the Technology Services and Ancillary Support Agreement entered into with each of the Promoters (except CTHC);

(ii) the letter of recommendation from the Independent Board Committee as set out in this circular;

(iii) the letter from Quam Capital Limited as set out in this circular; and

(iv) the written consent referred to in section 4 of this appendix.

中国航信 TravelSky

中国民航信息网络股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

NOTICE OF EXTRAORDINARY GENERAL MEETING

The board of directors (the "Board") of TravelSky Technology Limited (the "Company") is pleased to announce that an Extraordinary General Meeting shall be held according to the resolutions passed at a board meeting convened on October 17, 2003, and NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at 9:00a.m. on Friday, December 5, 2003 at the Conference Room, 2nd Floor, Prime Hotel, 2 Wangfujing Da Jie, Dong Cheng District, Beijing, the People's Republic of China for the following purposes:

ORDINARY RESOLUTIONS

1. To elect 15 persons as directors for the second Board of the Company for a term of three years, commencing from the date on which the resolutions of the Extraordinary General Meeting become effective, and to authorize the Board to enter into the Service Contract for Director and the Director's Undertakings with each of the elected directors and to fix the remuneration thereof.

The biographies of the 15 candidates for directors (including three candidates for independent non-executive directors) are as follows:

DIRECTORS

Ma Tiesheng, age 57, is a senior accountant. He is currently the General Manager of China TravelSky Holding Company. He graduated from the Beijing Institute of Linguistics and has around 30 years of management experience in China's civil aviation industry.He has been the Chairman of the first Board since December 2002

Wang Quanhua, aged 49, is currently the Deputy General Manager of China Southern Air Holding Company and the director of China Southern Airlines Co., Ltd. Mr. Wang is a university graduate and has 30 years of management experience in China's civil aviation industry.

Cao Jianxiong, aged 44, is currently the Deputy General Manager of China Eastern Air Holding Company and one of the Vice Chairmen of the first Board. He has a master's degree in economics and nearly 20 years of experience in China's civil aviation industry.

Zhang Xueren, aged 50, is currently the Vice President of Air China and one of the Vice Chairmen of the first Board. Mr. Zhang is a senior economist. He graduated from Sichuan Foreign Languages University and has almost 25 years of experience in China's aviation industry.

Zhu Yong, age 40, is currently the Deputy General Manager of China TravelSky Holding Company. Mr. Zhu is a senior engineer and received a master's degree in engineering from the Beijing University of Aeronautics and Astronautics. He was a member of the first Board and acted as the General Manager of the Company.

Rong Gang, age 41, is currently the Deputy General Manager of China TravelSky Holding Company. Mr. Rong is a senior engineer. He holds an MBA from the Guanghua Management school of the Beijing University and has nearly 20 years of experience in China's aviation industry. He was a member of the first Board.

Yang Yatie, aged 59, is currently the Chief Accountant of China TravelSky Holding Company and Accounting Centre of China Aviation. Mr. Yang is a senior accountant and has nearly 40 years of experience in financial management in China's civil aviation industry.

Ding Weiping, age 52, graduated from Beijing Industry Technology University and has over 20 years of management experience in China's aviation industry. He was a member of the first Board and is the Company Secretary and Deputy Chief Engineer and the General Manager of the Strategic Planning Department of the Company.

Song Jinxiang, age 55, graduated from the Beijing University of Aeronautics and Astronautics and has over 20 years of management experience in China's aviation industry. He was a member of the first Supervisory Committee and is the Deputy Chief Economist of the Company.

Chen Zhenyou, aged 51, is currently in charge of the planning and investment department of China Southern Air Holding Company. Mr. Chen holds an MBA from Murdoch University in Australia and has nearly 30 years of management experience in China's civil aviation industry.

Si Yupei, aged 50, is currently the Deputy Secretary of Party Committee to China Eastern Airlines Northwestern Company, a senior economist, graduated from the Northwest University of Industries and has about 30 years of management experience in China's civil aviation industry.

Song Jian, aged 42, is currently Deputy General Manager of the Information Technology Centre of Air China. Mr. Song is a postgraduate of Nanjing University of Aeronautics and Astronautics in management science and engineering, and has over 20 years of management experience in China's civil aviation industry.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Wu Jiapei, aged 71, is a leading economist in China. Mr. Wu is now a consultant of the Experts Committee of China State Information Center, the Vice President of the Chinese Information Industry Association, Honorary Dean of the Economics and Management College of Huaqiao University and a part-time professor of more than 20 universities in China. Mr Wu was an independent non-executive director of the first Board.

Chow Kwok Wah, James, aged 57, graduated from the Faculty of Commerce in Regent Institute, London, in 1966. Mr. Chow was a member and licensee of both the Far East Exchange Ltd. and The Stock Exchange of Hong Kong Limited. He is the Chairman of the Consco Group, which major businesses include property investment and the production of raw materials for the telecommunications industry in China. He was an independent non-executive director of the first Board.

Lee Kwok Ming, aged 45, is a consultant to Tom.com Limited ("Tom.com"), the shares of which are listed on the Growth Enterprise Market of the Stock Exchange. Mr. Lee is also an independent director of Lianhua Supermarket Holdings Co., Ltd. (980) and the Financial Controller of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (8095). Mr. Lee is a fellow of the Hong Kong Society of Accountants, a member of the Association of Chartered Management Accountants and a chartered management accountant in Australia. He holds an MBA from the University of Bath. He has over 20 years of financial management experience and extensive experience in mergers and acquisitions as well as corporate finance.

2. To elect eight persons as supervisors for the second Supervisory Committee of the Company for a term of three years, commencing from the date on which the resolutions of the Extraordinary General Meeting become effective, and to authorize the Board to enter into the Service Contract for Supervisor and the Supervisor's Undertakings with each of the elected supervisors and to fix the remuneration thereof.

The biographies of the eight candidates for supervisors (including one candidate for independent supervisor) are as follows:

SUPERVISORS

Li Xiaojun, aged 47, is currently the Deputy General Manager of China TravelSky Holding Company. Ms. Li is a senior economist. She graduated from Renmin University of China and has nearly 20 years of management experience in China's aviation industry. She was a member of the first Board.

Wu Yingxiang, aged 30, is currently an assistant to the finance chief of China Southern Air Holding Company. Ms. Wu graduated from the Central South University and has nearly ten years of financial control experience in China's civil aviation industry.

Du Hongying, aged 44, is currently the Deputy General Manager of the Planning and Finance Department of Xiamen Airlines. She was the Chairperson of the first Supervisory Committee. Ms. Du is a senior accountant. She graduated from Xiamen University and has 17 years of accounting and finance experience in China's aviation industry.

Zhang Yakun, aged 45, is currently the General Manager of the information technology department of China Eastern Airlines Yunnan Company. Mr. Zhang graduated from the Xian University of Communications with a master's degree and has nearly 20 years of professional experience in China's aviation industry.

Wang Yongqiang, aged 33, is currently the senior assistant to the executive president of HNA Group Co., Ltd. and the chairman and chief executive officer of HNA Systems Co., Ltd.. He was a member of the first Supervisory Committee. He graduated from the Institute of Civil Aviation of China and has nearly ten years of experience in China's aviation industry.

Tan Xiaoxi, aged 56, is a senior engineer graduated from the Institute of Foreign Languages of Beijing Army Zone and has nearly 20 years of technical support experience in China's aviation industry. Mr. Tan is working as a secretary to the Party branch in the network and operation department of the Company and was a member of the first Supervisory Committee.

Zhang Xin, aged 41, has nearly 20 years of technical experience in China's aviation industry. Mr. Zhang works in the engineering department of the Company and was a member of the first Supervisory Committee.

INDEPENDENT SUPERVISOR:

Rao Geping, aged 55, is currently a professor of the law school of the University of Beijing, the director of the Institute of International Law of the University of Beijing, a part-time professor in a number of universities in China and specializes in areas such as laws of Hong Kong, Macau and Taiwan as well as international law, etc.

3. That the ongoing connected transactions as described in paragraph 1 of the announcement made by the Company dated 17 October 2003, which the Company expects to occur on a regular and continuous basis in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, be and are hereby generally and unconditionally approved and the directors of the Company are hereby authorised to do all such further acts and things and execute all such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to terms of such connected transactions.

SPECIAL RESOLUTION

4. The Company's promoters Air Greatwall Co., Wuhan Airlines Co. and China Southwest Airlines Co. have assigned their equity interests in TravelSky as a result of their restructuring, details of which are as follows:

    (1) Since Shareholder 17, Air Greatwall Co., has assigned its entire assets to China Eastern Airlines Co., Ltd., its 2,658,500 shares in TravelSky representing a 0.3% of the equity interest shall be held by China Eastern Airlines Co., Ltd. accordingly.

    (2) The assets of Shareholder 19, Wuhan Airlines Co., which include Wuhan Airlines Co.'s 1,300,000 shares in TravelSky representing a 0.1% equity interest, have been recovered by its shareholder Wuhan State-owned Assets Management Commission and invested in China Eastern Airlines Wuhan Co., Ltd..

    (3) Shareholder 5, China Southwest Airlines Co.'s, 25,415,000 shares in TravelSky representing a 2.9% equity interest have been allocated to Shareholder 4 Air China. Upon completion of the allocation, the total number of shares held by Air China in TravelSky shall be the sum of the 58,123,000 shares originally held by it and the 25,415,000 shares originally held by China Southwest Airlines Co., i.e. 83,538,000 shares. Accordingly, the number of shares held by Shareholder 4, Air China, as recorded in the Articles of Association of TravelSky shall be changed from 58,123,000 shares to 83,538,000 shares. Shareholder 5, China Southwest Airlines Co., shall no longer be a shareholder of TravelSky. Its record of the number of shares in the Articles of Association shall be deleted. Accordingly, since the number of promoters of TravelSky decreases from 21 to 20, each of the shareholders counting from Shareholder 6 stated in Articles 1 and 21 of the Articles of Association of TravelSky shall move up one place in chronological order.

In accordance with the aforesaid, the relevant details of Articles 1 and 21 of the Articles of Association of the Company shall be amended as follows:

(1) In Article 1 of the Articles of Association of the Company,

"Shareholder 5: China Southwest Airlines Co." shall be deleted;

"Shareholder 6: China Northern Airlines Co., Ltd." shall be amended as "Shareholder 5: China Northern Airlines Co., Ltd.";

"Shareholder 7: China Eastern Airlines Northwestern Co." shall be amended as "Shareholder 6: China Eastern Airlines Northwestern Co.";

"Shareholder 8: Xiamen Airlines Co., Ltd." shall be amended as "Shareholder 7: Xiamen Airlines Co., Ltd.";

"Shareholder 9: China Eastern Airlines Yunnan Co." shall be amended as "Shareholder 8: China Eastern Airlines Yunnan Co.";

"Shareholder 10: Hainan Airlines Co., Ltd." shall be amended as "Shareholder 9: Hainan Airlines Co., Ltd.";

"Shareholder 11: Xinjiang Airlines" shall be amended as "Shareholder 10: Xinjiang Airlines";

"Shareholder 12: China Xinhua Airlines Co., Ltd." shall be amended as "Shareholder 11: China Xinhua Airlines Co., Ltd.";

"Shareholder 13: Shenzhen Airlines Co., Ltd." shall be amended as "Shareholder 12: Shenzhen Airlines Co., Ltd.";

"Shareholder 14: China National Aviation Corp" shall be amended as "Shareholder 13: China National Aviation Corp";

"Shareholder 15: Shanghai Airlines Co., Ltd." shall be amended as "Shareholder 14: Shanghai Airlines Co., Ltd.";

"Shareholder 16: Shandong Airlines Co., Ltd." shall be amended as "Shareholder 15: Shandong Airlines Co., Ltd.";

"Shareholder 17: Air Greatwall Co." shall be amended as "Shareholder 16: China Eastern Airlines Co., Ltd.";

"Shareholder 18: Sichuan Air Group Co." shall be amended as "Shareholder 17: Sichuan Air Group Co.";

"Shareholder 19: Wuhan Airlines Co." shall be amended as "Shareholder 18: China Eastern Airlines Wuhan Co., Ltd.";

"Shareholder 20: Changan Air Industrial Co." shall be amended as "Shareholder 19: Changan Air Industrial Co."; and

"Shareholder 21: Shanxi Air Industrial Co." shall be amended as "Shareholder 20: Shanxi Air Industrial Co.".

(2) In the second paragraph of Article 21 of the Articles of Association of the Company,

"Shareholder 4 holds 58,123,000 shares; Shareholder 5 holds 25,415,000 shares; Shareholder 6 holds 24,667,500 shares; Shareholder 7 holds 23,224,500 shares; Shareholder 8 holds 17,504,500 shares; Shareholder 9 holds 8,606,000 shares; Shareholder 10 holds 5,895,500 shares; Shareholder 11 holds 2,658,500 shares; Shareholder 12 holds 21,924,500 shares; Shareholder 13 holds 11,050,000 shares; Shareholder 14 holds 7,559,500 shares; Shareholder 15 holds 6,240,000 shares; Shareholder 16 holds 5,726,500 shares; Shareholder 17 holds 4,348,500 shares; Shareholder 18 holds 1,722,500 shares; Shareholder 19 holds 1,300,000 shares; Shareholder 20 holds 799,500 shares; and Shareholder 21 holds 169,000 shares."

shall be amended as:

"Shareholder 4 holds 83,538,000 shares; Shareholder 5 holds 24,667,500 shares; Shareholder 6 holds 23,224,500 shares; Shareholder 7 holds 17,504,500 shares; Shareholder 8 holds 8,606,000 shares; Shareholder 9 holds 5,895,500 shares; Shareholder 10 holds 2,658,500 shares; Shareholder 11 holds 21,924,500 shares; Shareholder 12 holds 11,050,000 shares; Shareholder 13 holds 7,559,500 shares; Shareholder 14 holds 6,240,000 shares; Shareholder 15 holds 5,726,500 shares; Shareholder 16 holds 4,348,500 shares; Shareholder 17 holds 1,722,500 shares; Shareholder 18 holds 1,300,000 shares; Shareholder 19 holds 799,500 shares; and Shareholder 20 holds 169,000 shares."

The above amendments to the Articles of Association of the Company shall become effective upon approval and registration by the State Administration for Industry and Commerce.

By Order of the Board
Ma Tiesheng
Chairman

October 17, 2003.

Notes:

1. The Register of Members of the Company will be closed from Wednesday, November 5 to Friday, December 5, 2003 (both days inclusive), during which time no share transfers will be effected. Holders of the Company's H shares and domestic shares whose names appear on the Register of Members of the Company at the close of business on Tuseday, November 4, 2003 are entitled to attend the Extraordinary General Meeting. Transfers of H shares must be lodged with the share registrar of the Company's H shares by 4:00 p.m. on Tuesday, November 4, 2003 in order to entitle the transferee to attend the Extraordinary General Meeting.

   The address of the share registrar of the Company's H shares is:

   Hong Kong Registrars Limited Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong

2. Each Shareholder entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies (whether a Shareholder or not) to attend and vote on his or her behalf at the Extraordinary General Meeting. A proxy need not be a Shareholder.

3. Shareholders or their proxies should produce proof of identity and other documents as required under the Articles of Association of the Company when attending the Extraordinary General Meeting. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

4. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified. To be valid, for holders of domestic shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company not less than 24 hours before the time appointed for the holding of the Extraordinary General Meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited within the same period of time.

5. Shareholders who intend to attend the Extraordinary General Meeting in person or by proxy should return the reply slip for attending the Extraordinary General Meeting to the registered address of the Company on or before Friday, 14 November 2003 personally or by mail or fax.

6. The Extraordinary General Meeting is expected to last for half a day. Shareholders (or their proxies) attending the Extraordinary General Meeting are responsible for their own transportation and accommodation expenses.

7. The registered address of the Company is as follows:

TravelSky Technology Limited
5/F, Raycom Info Tech Park
No.2 Ke Xue Yuan South Road
Haidian District
Beijing 100080, PRC
Contact person:

Ding Weiping
Tel: 8610 - 8401 9073
Fax: 8610 - 8401 9340
Post-office box: No. 638 Beijing, PRC

中国航信 TravelSky

中国民航信息网络股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

SUPPLEMENTAL NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT pursuant to the resolution passed at a meeting of the board of directors (the "Board") dated 29 October 2003, the Notice of Extraordinary General Meeting of the Company (the "Notice") published in Sing Tao Daily and The Standard on 17 October 2003 is amended as follows:

1. Upon approval of the Board of the Company, the information regarding one of the candidates for directors in item 1 under Ordinary Resolutions:

   "**Chen Zhenyou**, aged 51, is currently in charge of the planning and investment department of China Southern Air Holding Company. Mr. Chen holds an MBA from Murdoch University in Australia and has nearly 30 years of management experience in China's civil aviation industry."

   shall be replaced by the following:

   "**Li Xiaoguang**, aged 44, is currently the Deputy General Manager of China Northern Airlines Co., Ltd.. Mr. Li holds a master degree in management from the Beijing University of Aeronautics and Astronautics and has 20 years of management and technology experience in China's aviation industry. He was also a member of the first Board."

2. Upon approval of the board of supervisors of the Company, the information regarding one of the candidates for supervisors in item 2 under Ordinary Resolutions:

   "**Wu, Yingxiang**, aged 30, is currently an assistant to the finance chief of China Southern Air Holding Company. Ms. Wu graduated from the Central South University and has nearly ten years of financial control experience in China's civil aviation industry."

   shall be replaced by the following:

   "**Chen Lihong**, aged 40, is currently the Finance Chief of Xinjiang Airlines Co. Mr. Chen is a senior accountant with over 20 years of financial management experience in China's aviation industry. He was also a member of the first board of supervisors."

3. Due to errors in the printing process of the Notice, "Shareholder 17, Air Greatwall Co.," in item 4 (1) under Special Resolution should have been "Shareholder 11, Air Greatwall Co.,", and the ranking order of Shareholders 8 to 17 prior to the amendment to Article 1 of the Articles of Association of the Company and the ranking order of Shareholders 7 to 16 after the amendment shall be as follows:

"Shareholder 8: China Eastern Airlines Yunnan Co." shall be amended as "Shareholder 7: China Eastern Airlines Yunnan Co.";

"Shareholder 9: Xinjiang Airlines" shall be amended as by "Shareholder 8: Xinjiang Airlines";

"Shareholder 10: China National Aviation Corp" shall be amended as "Shareholder 9: China National Aviation Corp";

"Shareholder 11: Air Greatwall Co." shall be amended as "Shareholder 10: China Eastern Airlines Co., Ltd.";

"Shareholder 12: Xiamen Airlines Co., Ltd." shall be amended as "Shareholder 11: Xiamen Airlines Co., Ltd.";

"Shareholder 13: Hainan Airlines Co., Ltd." shall be amended as "Shareholder 12: Hainan Airlines Co., Ltd.";

"Shareholder 14: China Xinhua Airlines Co., Ltd." shall be amended as "Shareholder 13: China Xinhua Airlines Co., Ltd.";

"Shareholder 15: Shenzhen Airlines Co., Ltd." shall be amended as "Shareholder 14: Shenzhen Airlines Co., Ltd.";

"Shareholder 16: Shanghai Airlines Co., Ltd." shall be amended as "Shareholder 15: Shanghai Airlines Co., Ltd."; and

"Shareholder 17: Shandong Airlines Co., Ltd." shall be amended as "Shareholder 16: Shandong Airlines Co., Ltd.".

By Order of the Board
Ding Weiping
Director and Company Secretary

30 October 2003

此乃要件　請即處理

閣下如對本通函任何方面或所應採取行動**有任何疑問**，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下所有中國民航信息網絡股份有限公司的股份，應立即將本通函送交買主或受讓人、或經手買賣之銀行、股票經紀或其他代理，以便轉交買主或受讓人。

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(於中華人民共和國註冊成立之股份有限公司)

持續關連交易

獨立董事委員會之獨立財務顧問

華富嘉洛證券融資有限公司
Quam Capital Limited
A Member of The Quam Group

獨立董事委員會函件載於本通函第15頁。獨立財務顧問華富嘉洛證券融資有限公司函件列載其向獨立董事委員會作出的意見，載於本通函第16頁至第22頁。

中國民航信息網絡股份有限公司謹定於二零零三年十二月五日上午九時正於中華人民共和國北京市東城區王府井大街二號華僑大廈二樓會議室舉行臨時股東大會。

於二零零三年十月二十日發出召開上述臨時股東大會的通告(經二零零三年十月三十一日發出的補充通告進行補充)載於本通函第29頁至第37頁，以便查閱。無論閣下是否能夠出席臨時股東大會，均務請盡早將隨附的代表委任表格按其上列印的指示填妥，並交回中國民航信息網絡股份有限公司的註冊辦事處，地址為中華人民共和國北京市海淀區科學院南路二號融科資訊中心五層，郵編100080，且無論如何最遲須於會議指定舉行時間24小時前交回。閣下填妥並交回代表委任表格，仍可親身出席臨時股東大會，並於會上投票。如閣下擬出席臨時股東大會，亦請將隨附通告的回條按其上列印的指示填妥並於二零零三年十一月十四日(星期五)或之前親身或以郵寄或傳真方式交回中國民航信息網絡股份有限公司的註冊辦事處。

二零零三年十一月十日

目錄

頁次

在本通函內，除文意另有所指外，下列詞語具有以下涵義：

「APP」	指	機場旅客處理系統
「民航總局」	指	中國民用航空總局，乃中國民航業監管機構
「貨運服務」	指	若干貨運綜合服務、顧問及管理服務
「本公司」或「中航信」	指	中國民航信息網絡股份有限公司，根據中華人民共和國法律註冊成立的公司，其股份在聯交所上市，而其美國預托證券在美國場外證券市場進行買賣
「關連交易」	指	本集團已經向聯交所提出豁免申請的持續關連交易
「CRS」	指	計算機訂座系統
「集團公司」	指	中國民航信息集團公司，此名稱是在日期為二零零二年十月十日的本公司公告內簡述的民航行業重組後，由民航計算機信息中心變更而來的，根據中國法律註冊成立的中國國有企業，為本公司的主要股東，持有本公司全部已發行股本22.3%
「董事」	指	本公司董事
「臨時股東大會」	指	本公司將於二零零三年十二月五日舉行的臨時股東大會
「現有豁免」	指	聯交所以往就有關關連交易授予的豁免
「本集團」	指	本公司及其附屬公司
「ICS」	指	存貨控制系統

「獨立董事委員會」	指	由本公司獨立非執行董事組成的獨立董事委員會，包括烏家培先生及周國華先生，旨在審議發起人關連交易及就此向股東提供意見
「獨立股東」	指	除發起人外的本公司股東(不包括集團公司)
「天信達信息技術」	指	天信達信息技術有限公司(英文名稱為InfoSky Technology Company Limited)，於二零零零年九月二十日在中國註冊成立的中外合營公司，為本公司51%權益的附屬公司
「最後實際可行日期」	指	二零零三年十一月七日，即本通函付印前為確定其所載若干資料的最後實際可行日期
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「中國」	指	中國人民共和國
「發起人」	指	本公司成立時的發起人(包括(除非文義另有所指)本公司在日期為二零零二年十月十日的公告中所披露的民航行業重組後彼等的後繼實體)，而就訂立持續合同、協議及安排而言，包括彼等的附屬公司及聯繫人士(定義見上市規則)
「發起人關連交易」	指	本通函內董事會函件第二節所述的關連交易類別
「人民幣」	指	中國的法定貨幣人民幣

「聯營公司」(前稱「凱亞聯營公司」)	指	上海民航華東凱亞系統集成有限公司、成都民航西南凱亞有限責任公司及瀋陽民航東北凱亞有限公司，均為本公司的聯營公司，本公司分別持有47%、44%及46%股權，而中國東方航空集團公司、中國西南航空公司及中國北方航空公司，均為本公司的發起人，分別持有37%、35%及42%股權，以及本公司日後任何其他擔當與服務聯營公司相似職能及／或經營相似業務的關連人士
「服務公司」(前稱「凱亞公司」)	指	附屬公司及聯營公司
「附屬公司」(前稱「凱亞附屬公司」)	指	海南民航凱亞有限公司(擁有55.63%股權)、深圳民航凱亞有限公司(擁有61.47%股權)、湖北民航凱亞有限公司(擁有50%股權)、重慶民航凱亞信息技術有限公司(擁有51%股權)、雲南民航凱亞信息有限公司(擁有50%股權)、廈門民航凱亞有限公司(擁有51%股權)、青島民航凱亞系統集成有限公司(擁有51%股權)、西安民航凱亞科技有限公司(擁有51%股權)及民航凱亞信息網絡有限公司(擁有51%股權)，均為本公司直接或間接持有超過50%股權的企業及／或有權控制該等企業董事會半數以上的組成部分，以及本公司日後任何其他擔當與服務附屬公司相似職能及／或經營相似業務的附屬公司
「股份」	指	本公司股本中每股人民幣1.00元的H股
「股東」	指	本公司的股東

「SITA」	指	Societe Internationale de Telecommunications Aeronautiques S.C.，在比利時成立的合作性非盈利組織
「SITA INC.」	指	Societe Internationale de Telecommunications Aeronautiques Information， Networking and Computing N.V.（包括其附屬公司）
「SITA 服務」	指	環球電訊及信息服務
「聯交所」	指	香港聯合交易所有限公司
「服務與技術支持協議」	指	本公司與每位發起人（集團公司除外）簽訂的服務與技術支持協議

就本通函而言，除文意另有指明外，本通函所採用的匯率1.0港元=人民幣1.06元（在適用情況下）僅供參考，並不表示任何數額已經、應已或可以按上述匯率兑換。

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(在中華人民共和國註冊成立的具有限責任的股份有限公司)

董事：
馬鐵生
胡運琦
曹建雄
張學仁
朱永
榮剛
李曉軍
馮剛
李曉光
施鼎豪
黃源昌
肖殷洪
丁衛平
烏家培*
周國華*

*獨立非執行董事

註冊辦事處：
中華人民共和國
北京市海淀區
科學院南路二號
融科資訊中心五層
郵編100080

敬啟者：

關連交易

1 緒言

本公司及其附屬公司和聯營公司過去曾經與若干關連人士訂立具重複發生性質的多項關連交易。聯交所以往曾經就此等持續關連交易豁免本公司嚴格遵守上市規則的有關要求。

現有豁免的期限將於二零零三年十二月三十一日屆滿。 本公司已就關連交易向聯交所申請豁免嚴格遵守上市規則的有關要求。

關連交易如下:

(i) 由本公司及附屬公司向發起人提供服務與技術支持(即發起人關連交易)；

(ii) 由SITA INC.向天信達信息技術提供貨運服務；

(iii) 由SITA向本公司提供SITA 服務；

(iv) 本公司與服務公司之間的交易；及

(v) 本公司向集團公司租賃物業。

就發起人關連交易而言，若聯交所按照上市規則第14章的要求批准豁免本公司另行發出報章公告及取得獨立董事的批准，則該豁免須待下列條件達成方可作實，其中包括(i)獲本公司獨立股東於臨時股東大會批准；及(ii)本公司遵守下列2節所列之條件。上述其他類別的關連交易毋需股東批准。

本通函主要旨在(i)向閣下提供有關發起人關連交易的詳細資料；(ii)載列華富嘉洛證券融資有限公司向獨立董事委員會發出的意見函件，及獨立董事委員會經華富嘉洛證券融資有限公司建議就發起人關連交易提出的推薦意見和見解；及(iii)尋求閣下在將於二零零三年十二月五日舉行的臨時股東大會上對有關發起人關連交易的普通決議案的批准。

2 關連交易

本公司向發起人提供服務與技術支持

本公司已與各發起人(集團公司除外)簽訂服務與技術支持協議，自簽訂日期起(最早日期為二零零零年十月十八日)為期五年。根據協議，本公司向發起人提供服務及技術支持，包括(但不限於)：

(a) 電子旅遊分銷服務，提供實時航班座位監控及座位預訂；

(b) 機場旅客處理服務，提供值機、登機及航班配載服務；

(c) 數據網絡(包括數據網絡服務、商業數據服務及互聯網平台)；及

(d) 航空貨運系統服務(包括提供及銷售航空貨物業務專用的航空貨物信息管理系統服務)。

此外，本公司亦向發起人(集團公司除外)出售使用本公司系統所需的設備，並不時特許發起人(集團公司除外)使用或向發起人(集團公司除外)出售軟件及新產品。在服務與技術支持協議中，發起人及本公司兩詞包括其各自的附屬公司及聯營公司。服務與技術支持協議同時列明本公司、服務公司及天信達信息技術向發起人提供服務所依據的一般條款和條件。

發起人關連交易的現有豁免已於上市時授予本公司。本公司已於二零零一年一月二十九日的招股書中作出披露。訂立此等交易的原因及其條款和條件(包括定價原則)維持不變。

服務公司與發起人之間的交易

本公司有十一個附屬公司及三個聯營公司，均是與其他方成立的國內合資企業。服務公司建設、運營及維護在其地區連接本公司網絡和系統的地區網絡節點和設施。該等服務公司亦向發起人及其他中國用戶提供其各自地區的服務及技術支持。

服務公司向發起人(以及其他用戶)提供有關本公司遍佈全國的數據網絡的服務和技術支持。這些服務和技術支持包括以本公司數據網絡業務的當地服務中心的身份提供服務，例如連接網絡節點、數據傳輸設備、終端及列印機、安裝設備、維護、培訓、技術支持及其他網絡服務。

附屬公司與發起人之間的交易是本公司的關連交易，而聯營公司與發起人之間的交易不是本公司的關聯交易。附屬公司與發起人依照服務與技術支持協議列明的一般原則(包括定價原則)所進行的交易應納入發起人關連交易。

定價原則

服務與技術支持協議列載了以下一般定價原則：-

(i) 政府規定價

一般而言，服務與技術支持乃按照民航總局規定有關的收費標準提供。目前有關ICS、CRS、APP、以及數據網絡的運營、維修和安裝服務的收費乃按照政府規定的收費標準收取。

(ii) 政府指導價

如果民航總局有建議指導價，本公司可以選擇指導價或市場價。

(iii) 如無政府指導價

就目前沒有政府的規定價或指導價的服務，服務可按市場價收費。 若無市場價，則可按相當於成本加上合理利潤(就本公司而言，一般是17%)作為收費。如果政府其後頒佈了新的收費規定，則會採用政府價。

(iv) 如有新開放價

政府就某產品或服務而定的規定價或指導價可能因任何緣故被取消、放寬或不再適用。在此情況下，如果該產品或服務有公認的市場價，則本公司可立即按市場價收費。如果並無公認的市場價，則雙方同意以政府的原規定價或指導價為基礎，商定一套新的收費標準。

本公司可就產品或服務選擇收取低於政府的原規定價或指導價，惟須待董事會對符合以下準則的減價作出批准：減價必須符合董事會通過的內部指引(該等指引須經過半數的獨立非執行董事同意後方可修改)；及(b)在任何一個財政年度內，有關減價總額不得超過自相關財政年度開始的收費標準的10%。

如因任何緣故，某一個產品或某一項服務的政府規定價或指導價被取消或不再適用(例如行業開放)，而亦無公認的市場價，則雙方同意再商定一套新的收費標準。本公司須就其與任何關連人士的有關受影響產品或服務的其他交易，遵守全部上市規則的有關規定。

實施協議

預計本公司(或本公司附屬公司，視適用者而定)與有關發起人會不時及在必要情況下簽訂提供產品或服務的個別實施協議。各實施協議將載明發起人所要求的特定產品或服務，以及與該等產品、服務及技術支持有關的任何詳細技術及其他條件。有關實施協議須載明在各重要方面與服務與技術支持協議所載的一般原則、指引、條款及條件相符的條文。

在若干情況下，如某一發起人有資格成為若干產品或服務的高用量客戶而該產品須符合政府的規定價或指導價，則本公司可以在與該發起人訂立的實施協議內提供另外定價安排。在這種安排下，本公司可以根據實際交易數量向高用量客戶提供一個若干百份比(以往少於25%)的折扣或一個固定年費。有關另外定價安排同樣適用於其年度使用量到達若干價值水平的任何高用量客戶。

鑒於實施協議為服務與技術支持協議的補充協議，因此並不構成新類別的關連交易。

歷史數據

截至二零零二年十二月三十一日止的兩個財政年度的每一個財政年度及截至二零零三年六月三十日止的六個月，發起人在關連交易下所產生的收入列明如下：

二零零一年度：人民幣617,000,000元(相等於582,000,000港元)或本集團截至二零零一年十二月三十一日止經審核綜合淨有形資產值的25%，或佔截至二零零一年十二月三十一日止年度總收入的74.27%。

二零零二年度：人民幣653,000,000元(相等於616,000,000港元)或本集團截至二零零二年十二月三十一日止經審核綜合淨有形資產值的23%，或佔截至二零零二年十二月三十一日止年度總收入的66.81%。

截至二零零三年六月三十日止六個月：人民幣258,000,000元(相等於243,000,000港元)或本集團截至二零零三年六月三十日止相關未經審核綜合淨有形資產值的9%，或佔截至二零零三年六月三十日止六個月總收入的62.65%。

尋求豁免

本公司已向聯交所提出申請，要求在二零零四年一月一日至二零零五年十月十七日(即服務與技術支持協議的最早屆滿日期)期間內，按照上市規則第14章的要求豁免另行發出報章公告及取得獨立股東的批准，但須符合下列陳述的條件。本公司特此就以上文所述的方式而進行的該等發起人關聯交易，在臨時股東大會上尋求獨立股東的批准。

豁免的條件

如上所述，就發起人關連交易授出豁免須受下列(a)至(g)段的條件規限。

(a) **按公平基準：**該等交易及支配該等交易的相應協議，必須：

(i) 乃本集團在日常及一般業務中訂立；

(ii) 以：

(a) 一般商業條款(該詞語應用於類似性質的交易，並由類似實體作出)；或

(b) (如無比較個案)對本公司股東公平合理的條款訂立；及

(iii) 以：

(a) 監管該等交易的協議的條款；或

(b) (如無該等協議)不遜於獨立第三方可得或提出的條款訂立。

(b) **披露：**連同下文(c)段及所述的本公司獨立非執行董事的意見聲明，本公司應按上市規則第14.25(1)(A)至(D)條所述於本公司相關年度的年報及賬目中披露每個財政年度的交易詳情。

(c) **獨立董事審閱：**本公司的獨立非執行董事須每年審閱交易及於本公司有關年度的年報及賬目確認交易是否已按上述(a)節所述的方式進行。

(d) **核數師審閱：**本公司核數師將每年對交易進行審閱，並致函董事，表示交易是否：

(i) 已獲得董事會的批准；

(ii) 乃按照本公司財務報表所載的價格政策訂立；及

(iii) 乃按照規定該等交易的相應協議及文件的條款或（如無該等協議）不遜於獨立第三方可得或提出的條款訂立。

核數師的函件將向本公司各董事提供，而副本將呈交聯交所。倘因任何理由，核數師拒絕聘用或無法提供函件，董事須立即聯絡聯交所。

(e) **承諾：**本公司及關連交易各方已承諾會向本公司提供足夠的設施供本公司的核數師審查彼等的賬目和記錄，使核數師可評核發起人關連交易及編制有關報告。

(f) **進一步遵守：**倘若該等交易的任何重要條款經修改（除非在本文件內或根據相關協議的條款有所規定），或倘若本公司日後與任何關連人士（按上市規則所界定）訂立任何新協議，本公司將會遵守上市規則第14章規定關連交易的條文，除非其向聯交所申請並獲得獨立豁免。

3 發起人關連交易的原因及益處

發起人關連交易已於及將於日常及一般業務過程中按一般商業條款訂立及進行，且預料會定期和持續地發生。根據上市規則第14.25條，發起人關連交易須被全面披露，及根據第14.26條，須取得本公司獨立股東的事先批准。鑒於預期發起人關連交易將會在正常業務過程中持續地進行，董事認為完全遵照上市規則作出披露及／或獲得批准是不切實際的。然而董事認為本公司須繼續進行發起人關連交易，因為中國航空及旅遊業在不斷實施技術解決方案的進程中蘊含了大量機會。作為國內航空業領先的信息技術供應商，本公司亦是中國航空業預期快速增長的主要受益者之一。鑒於本集團(包括服務公司)與發起人之間以往的關係，在存貨管理、訂座、乘客處理、空運貨物及數據網絡功能方面，發起人完全倚賴本集團的信息技術解決方案及服務。由於發起人(集團公司除外)全為國內主要的航空公司，本集團預期通過發起人關連交易在國內航空業務上實現預期的增長。

本公司並無向聯交所尋求作為豁免條件的任何上限，原因是任何該等發起人關連交易數額的上限將可能限制本公司在其日常及一般過程中獲取商機的能力及本公司的收入(提供該等服務所得的收入為本公司收入的主要組成部分)，從而會可能限制本公司的財務表現、發展及擴張。此外，民航總局的定價政策預期將由政府規定價／政府指導價轉變為市場定價，因此，對任何該等發起人關連交易的數額設定上限預期亦將限制本公司提價的的靈活性，因而會限制本公司收入的增長。

4 臨時股東大會

根據上市規則，發起人關連交易已構成本公司的關連交易，並須經獨立股東批准。

將於二零零三年十二月五日上午九時正在中華人民共和國北京市東城區王府井大街二號華僑大廈二樓會議室舉行臨時股東大會的通告(經二零零三年十月三十一日發出的補充通告進行補充)，根據本公司的公司章程，已於二零零三年十月二十日刊登並寄發予本公司股東。舉行臨時股東大會旨在(其中包括)審議及(如合適者)批准發起人關連交易等事項。

臨時股東大會上所使用之代表委任表格已經與上述通告一併寄出。無論閣下是否能夠身親出席臨時股東大會，均務請盡早將隨附的代表委任表格按其上列印的指示填妥，並交回本公司的註冊辦事處，地址為中華人民共和國北京市海淀區科學院南路二號融科資訊中心五層，郵編100080，且無論如何最遲須於會議指定舉行時間24小時前交回。閣下填妥並交回代表委任表格，仍可親身出席臨時股東大會，並於會上投票。如閣下擬出席臨時股東大會，亦請將隨附通告的回條按其上列印的指示填妥並於二零零三年十一月十四日(星期五)或之前親身或以郵寄或傳真方式交回中國民航信息網絡股份有限公司的註冊辦事處。

發起人(集團公司除外，因它既與發起人關連交易無任何利益關係又與任何發起人無任何關連)必須在臨時股東大會上就提呈批准發起人關連交易的決議案放棄投票。

5 推薦建議

獨立董事委員會向股東發出的載有其對發起人關連交易的推薦建議的函件全文載於本通函第15頁。獨立董事委員會認為，發起人關連交易符合本公司及股東的整體利益，且發起人關連交易的條款就本公司獨立股東而言屬公平合理。因此，獨立董事委員會建議獨立股東投票贊成將於臨時股東大會上提呈的普通決議案，以批准發起人關連交易。

6 其他資料

閣下亦須留意本通函如下部分所載的其他資料：

(i) 獨立董事會函件（第15頁）；

(ii) 華富嘉洛證券融資有限公司函件（第16頁至第22頁）；

(iii) 一般資料（第23頁至第28頁）；

(iv) 臨時股東大會通告（第29頁至第37頁）；及

(v) 臨時股東大會補充通告（第38頁至第39頁）

此致

列位股東　台照

承董事會命
中國民航信息網絡股份有限公司
董事長
馬鐵生
謹啟

二零零三年十一月十日

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(在中華人民共和國註冊成立的具有限責任的股份有限公司)

獨立董事委員會
烏家培　周國華

致獨立股東：

持續關連交易豁免的續期

吾等提述本公司於二零零三年十一月十日的通函(「本通函」，本函件亦為其一部份)。除文意另有所指外，本函件所採用的詞語與本通函所下定義具有相同涵義。

根據上市規則，本通函中董事會函件第二節所述的本公司及其附屬公司與發起人之間的發起人關連交易已構成本公司的關連交易，故須經獨立股東批准。

鑒於獨立股東的利益，吾等已獲董事會委任組成獨立董事委員會，以審議發起人關連交易的公平性及合理性，及就此向獨立股東提供意見。本公司已委任華富嘉洛證券融資有限公司為獨立財務顧問，以向獨立董事委員會提供有關意見。務請閣下注意本通函第16至第22頁所載的華富嘉洛證券融資有限公司函件。

經考慮董事會函件所列資料及華富嘉洛證券融資有限公司函件所列的主要因素、理由及推薦建議後，吾等認為發起人關連交易的條款對獨立股東而言實屬公平合理。吾等亦認為發起人關連交易符合本公司及股東的整體利益。因此，吾等推薦獨立股東投票贊成將於臨時股東大會上提呈的普通決議案，以批准發起人關連交易。

此致

列位獨立股東　台照

獨立董事委員會
烏家培　周國華
謹啟

二零零三年十一月十日

以下為獨立財務顧問華富嘉洛證券融資有限公司就有關發起人關連交易而向獨立董事委員會發出的意見函件全文，以供收錄於本通函內。

Quam Capital Limited 華富嘉洛證券融資有限公司
Quam Financial Services Group
Member of Quam Group
香港中環遮打道16-20號歷山大廈2301-2302室
2301-2302, Alexandra House, 16-20 Chater Road, Central, Hong Kong

獨立董事委員會
中國民航信息網絡股份有限公司
中華人民共和國
北京市海淀區
科學院南路二號
融科資訊中心五層
郵編100080

敬啟者：

發起人關連交易

緒言

本函件是關於吾等獲委任向獨立董事委員會就發起人關連交易提供意見。發起人關連交易詳情均列明於貴公司於二零零三年十一月十日向股東發出的通函(「本通函」)內所載之董事會函件內。本函件構成通函的一部分。除文意另有所指外，本函件中所使用的詞語與本通函內之所下定義具有相同涵義。

作為獨立財務顧問，吾等之角色是就發起人關連交易之條款和條件對　貴公司獨立股東而言是否公平合理，以及在二零零四年一月一日至二零零五年十月十七日(即服務與技術支持協議的最早屆滿日期)期間內，就發起人關連交易需按照上市規則第十四章的要求豁免另行發出報章公告及取得獨立股東(「豁免」)是否符合　貴公司和股東整體利益向獨立董事委員會提供獨立意見。

在達致吾等之意見時吾等是依賴　貴公司及　貴公司及其顧問向吾等提供的資料及事實。吾等已假設在本通函內所載或提及並由　貴公司董事提供並負全責的關於　貴集團的全部資料及聲明在各方面是真實及準確的，並可以作為依據。吾等亦已假設本通函內所載之所有陳述及所作出或提及之聲明在作出時均為真實及截至本通函日期止仍為真實。吾等無理由懷疑　貴公司向吾等提供的資料及作出的聲明之真實性、準確性及完整性。　貴公司董事於作出所有合理查詢後已經確認，就他們深知及深信，本通函並無遺漏任何其他事實而致使本通函(包括本函件)內的任何陳述含誤導成份。

吾等認為吾等已經查閱在現況下可供查閱之所有現有資料及文件，以使吾等能夠作出知情見解，並令吾等能夠依據所提供的資料為吾等的意見提供合理的基礎。然而，吾等並無對所提供的資料進行獨立核實或對　貴集團的業務和事務進行任何形式的獨立調查。

考慮的主要因素及理由

在達致吾等推薦意見時，吾等已考慮以下主要因素及理由：

1. 發起人關連交易的性質及豁免申請的理由

貴集團是中國航空及旅遊業的信息技術解決方案的主要供應商，其核心業務包括提供電子旅遊分銷系統、機場旅客處理系統、數據網絡、空運貨物系統及互聯網旅遊平台(統稱「信息技術服務」)。

貴公司已與各發起人(集團公司除外)簽訂服務與技術支持協議，自簽訂日期(最早為二零零零年十月十八日)起為期五年。根據該等協議，　貴公司同意向相關發起人提供信息技術服務及出售使用　貴公司系統所需的設備，並不時特許相關發起人使用或向相關發起人出售軟件及相關新產品(統稱「相關產品」)。此外，附屬公司以　貴公司的全國性網絡向發起人提供服務及技術支持。服務與技術支持協議列明　貴公司向此等發起人提供信息技術服務及相關產品所依據的一般條款和條件。

貴公司(或其附屬公司，視情況而定)與相關發起人會不時及在必要情況下簽訂提供特定信息技術服務及相關產品的個別實施協議(「實施協議」)。有關實施協議須載明在各重要方面與服務與技術支持協議所載的一般原則、指引、條款及條件相符的條文。

貴集團的收入主要包括從提供信息技術服務所賺取之費用，而現時　貴集團的所有業務均在中國進行。截至二零零二年十二月三十一日止的兩個財政年度及截至二零零三年六月三十日止的六個月，　貴集團向發起人(集團公司除外)提供信息技術服務及相關產品所產生的收入如下：

- 二零零一年度：約人民幣617,000,000元(相等於約582,000,000港元)，佔　貴集團截至該年底止經審核綜合淨有形資產值約25%，或佔該年度　貴集團總收入約74%；及

- 二零零二年度：約人民幣653,000,000元(相等於約616,000,000港元)，佔　貴集團截至該年底止經審核綜合淨有形資產值約23%，或佔該年度　貴集團總收入約67%；及

- 截至二零零三年六月三十日止六個月：約人民幣258,000,000元(相等於約243,000,000港元)，佔　貴集團截至該期間止未經審核綜合淨有形資產值約9%，或佔該期間內　貴集團總收入約63%。

貴集團根據服務與技術支持協議提供信息技術服務及相關產品，以及　貴集團與相關發起人簽訂實施協議，根據上市規則，將會對　貴公司構成「關連交易」並須符合上市規則的披露及獨立股東批准的要求(「關連交易要求」)。

貴公司股份於二零零一年在聯交所上市時，聯交所曾就此等持續關連交易批准　貴公司毋須嚴格遵守上市規則的相關要求批准了為期三年的有條件豁免。基於　貴集團的業務性質及發起人(集團公司除外)均為中國主要商業航空公司，因此有理由預期發起人關連交易以後將繼續在　貴集團的一般及正常業務過程中定期發生。現有豁免將於二零零三年十二月三十一日屆滿。因此，　貴公司已經向聯交所申請新豁免。　貴公司已經確認，當豁免

於二零零五年十月十七日屆滿時， 貴公司將遵守上市規則的全部規定，除非 貴公司向聯交所申請並取得新豁免。因此，吾等贊同 貴公司董事認為要 貴公司在每次發生發起人關聯交易時嚴格遵守關連交易要求並不實際的關點，以及批准豁免將有助 貴集團順利運作。因此，吾等認為批准豁免符合 貴公司及股東的整體利益。

2. 發起人關連交易的定價安排

就提供信息技術服務及相關產品，服務與技術支持協議列載了以下一般原則：—

- 一般而言，服務與技術支持乃按照民航總局所規定的收費標準；
- 若民航總局設有建議指導價， 貴公司可以選擇收取指導價或市場價；
- 若沒有政府規定價或指導價，服務可按市場價收費。若無市場價，則可按相當於成本加上合理利潤(就 貴公司而言，一般是17%)作為收費。若政府其後頒佈了新的收費規定，則會採用政府所規定的價格；及
- 若有新的開放價，在此情況下，如果該產品或服務有公認的市場價，則 貴公司可立即按市場價收費。如果並無既定的市場價，則雙方同意以政府的原規定價或指導價為基礎，商定一套新的收費標準。

吾等特別指出， 貴公司可就產品或服務選擇收取低於政府的原規定價或指導價，惟須待董事會對減價作出批准。儘管如此，在該等情況下，獨立股東的利益仍受到保障，因為(i)減價必須符合董事會通過的內部指引(該等指引須經過半數的獨立非執行董事同意後方可修改)；及(ii)在任何一個財政年度內，有關減價總額不得超過自相關財政年度開始的收費標準的10%。

如因任何緣故，某一個產品或某一項服務的政府規定價或指導價被取消或不再適用，而亦無既定的市場價，則雙方同意再商定一套新的收費標準。 貴公司須就其與任何關連人士的有關受影響產品或服務的其他交易，遵守全部上市規則的有關要求。

吾等留意到在若干情況下，如某一位發起人有資格成為若干產品和服務的高用量客戶而該等產品及服務須符合政府的規定價或指導價，則　貴公司可以在實施協議內提供根據實際交易數量的一個百份比（以往記錄少於25%）的折扣或一個固定年費（「酌定折扣原則」）。

如以上所述，　貴集團根據發起人關連交易所提供的產品和服務一般按政府規定價／指導價或市場價收費，或在無政府規定價／指導價及市場價的情況下，則按相當於成本加上合理利潤的價格收費。因此，吾等認為服務與技術支持協議已經為發起人關連交易的定價安排提供了一個公平合理的基準。吾等亦留意到在　貴公司偏離此等一般基準的情況下，上述協議及／或安排已有足夠條文規定以保障獨立股東的利益。此外，吾等認為　貴集團向若干高用量客戶的發起人提供的酌定折扣原則屬一般商業行為，而吾等特別指出，類似安排同樣適用於其年度使用量到達某一個若干價值水平的　貴集團的其他客戶。

鑒於以上所述，吾等認為發起人關連交易的提議定價安排就獨立股東而言實屬公平合理。

3.　發起人關連交易的年度上限

吾等留意到截至二零零四年十二月三十一日止的下一個財政年度及隨後的二零零五年一月一日至二零零五年十月十七日的期間內，　貴公司未對發起人關連交易的年度總交易額設定上限（「年度上限」）。吾等認為，該等安排就　貴公司及發起人關連交易而言實屬恰當，理由如下：

- 鑒於　貴集團在中國航空旅遊業提供信息技術解決方案及服務上處於領先地位，　貴集團在中國的業務存在龐大拓展及發展的商機。設定年度上限將會限制　貴公司在其一般及正常業務過程中把握商機的能力，因而對　貴集團的發展潛力產生負面影響。

- 貴公司董事預期民航總局的定價原則可能由政府規定價／指導價轉變為市場主導方式。因此，設定年度上限將會限制　貴公司在上述情況下改變定價原則的靈活性，因而限制　貴公司總收入增加的可能性。如果實行上述價格開放，　貴公司須就其與任何關連人士的有關受影響產品或服務的其他交易，遵守全部上市規則的有關要求。

有鑒於此，吾等認為，就豁免這方面而言，沒有發起人關連交易的年度上限符合獨立股東的利益，以及對獨立股東而言，發起人關連交易的條款就這一方面而言時實屬公平合理。

4. 授予豁免的條件

聯交所已經表示，批准豁免取決於獨立股東的批准及 貴公司對通函內所載的董事會函件中所述之條件的符合。 貴公司應實施若干程序，以持續監控發起人關連交易。此等監控程序其中包括下列各項：

發起人關連交易及實施協議應：

- 由 貴集團在日常及一般業務過程中訂立；
- 以(A)一般商業條款(該詞語應用於類似性質的交易，並由類似實體作出)或(B)(如無比較個案)對獨立股東而言公平合理的條款進行；及
- 根據服務與技術支持協議及／或有關實施協議(視情況而定)的條款訂立。

其他條件包括 貴公司必須在年報內作出發起人關連交易細節的相關披露及 貴公司獨立非執行董事及核數師必須進行年度審閱。

此外， 貴公司已確認，倘若發起人關連交易的任何重要條款經修改(除非在服務與技術支持協議及相關實施協議的條款內有所規定)，或倘若 貴公司日後與任何「關連人士」訂立任何新協議， 貴公司將會遵守上市規則的全部有關條文，除非其向聯交所申請並獲得獨立豁免。

鑒於以上所述，吾等認為 貴集團將會有足夠程序和安排確保任何發起人關連交易，就獨立股東而言，將以公平合理的條款進行。

推薦意見

吾等經考慮過上述的主要因素和理由，特別是下列各項：

- 發起人關連交易的性質及豁免申請的理由；
- 發起人關連交易的定價安排；及
- 批准豁免的條件

吾等認為發起人關連交易的條款和條件就獨立股東而言實屬公平合理，以及豁免的批准均符合貴公司和股東的整體利益。

據此，吾等建議獨立董事委員會推薦獨立股東投票贊成將在臨時股東大會上提呈的普通決議案，以批准發起人關連交易。

此致

中國民航信息網絡股份有限公司
獨立董事委員會　*台照*

代表
華富嘉洛證券融資有限公司
董事總經理　　*董事*
Richard D. Winter　　黃嘉倫
謹啟

二零零三年十一月十日

1 責任聲明

本通函的資料乃遵照上市規則刊載，旨在提供有關本公司的資料。董事願就本通函所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，並無遺漏任何其他事實致使本通函所載的任何聲明產生誤導。

2 權益披露

(a) 於最後實際可行日期，概無任何董事、監事或行政總裁於本公司或任何其相聯法團的任何股份、相關股份及債券中擁有任何權益或淡倉，從而須根據《證券及期貨條例》(「條例」)第XV部之第七及第八分部知會本公司及聯交所；彼等亦無擁有任何按條例第352條規定存備的登記冊所載的任何權益，或根據《上市公司董事進行證券交易的標准守則》須知會本公司及聯交所的任何權益。

(b) 就本公司的任何董事或行政總裁所知，於最後實際可行日期，根據條例第XV部之第二及第三分部的規定，除本公司董事或行政總裁外，於本公司股份及相關股份中持有須向本公司披露的權益的人士如下：

股東姓名	股份類別	股份數目	佔類別股本的比例(%)	佔已發行股本總額的比例(%)
J.P. Morgan Chase & Co.	H股	30,593,600	9.8	3.4
Templeton Asset Management Limited	H股	21,738,000	7.0	2.4
中國民航信息集團公司	內資股	198,496,500	34.4	22.3
中國南方航空集團公司(1)	內資股	116,460,500	20.2	13.2
中國東方航空集團公司(2)	內資股	109,414,500	19.0	12.3
中國航空集團公司(3)	內資股	89,433,500	15.5	10.1

附註：

(1) 中國南方航空集團公司直接持有(其中包括)本公司約9.4%的股權，並擁有(其中包括)：(i)中國北方航空公司100%的股權；及(ii)新疆航空公司100%的股權。由於中國北方航空公司及新疆航空公司分別持有本公司約2.8%及1.0%的股權，中國南方航空集團公司有效持有本公司約13.2%的股權；

(2) 中國東方航空集團公司直接持有本公司約7.7%的股權，並擁有(其中包括)：(i)中國西北航空公司100%的股權；及(ii)雲南航空公司100%的股權。由於中國西北航空公司及雲南航空公司分別持有本公司約2.6%及2.0%的股權，中國東方航空集團公司有效持有本公司約12.3%的股權；

(3) 中國航空集團公司擁有(其中包括)：(i)中國國際航空公司100%的股權，而中國國際航空公司亦擁有中國西南航空公司100%的股權；及(ii)中國航空總公司100%的股權。由於中國國際航空公司、中國西南航空公司及中國航空總公司分別持有本公司約6.5%、2.9%及0.7%的股權，中國航空集團公司有效持有本公司約10.1%的股權。

除本通函披露者外，於最後實際可行日期，概無其他人士擁有根據條例第XV部份之第二及第三分部的規定須向本公司披露的本公司股份及相關股份中的任何權益或淡倉。

(c) 就本公司任何董事或行政總裁所知及除本通函另行披露者外，於最後實際可行日期，直接或間接擁有任何類別股本面值為5%或以上的權益而有權於本集團任何成員(不包括本公司)的股東大會上行使投票權的人士(不包括本集團成員)如下：

附屬公司	股東	持股量
海南民航凱亞有限公司	中國南方航空集團公司	12.47%
	民航海南省局	9.15%
	北方航空三亞有限公司	5.29%
深圳民航凱亞有限公司	中國北方航空公司	5.59%
	中國西南航空公司	5.59%
	中國新華航空公司	5.59%
	深圳航空公司	5.59%
	深圳機場股份有限公司	5.59%
	中國南方航空集團深圳公司	5.59%
重慶民航凱亞信息技術有限公司	中國民航重慶市管理局	24.50%
	中國西南航空重慶公司	24.50%
雲南民航凱亞信息有限公司	雲南航空公司	49.00%

廈門民航凱亞有限公司	廈門航空有限公司	28.50%
	廈門機場發展股份有限公司	20.50%
青島民航凱亞系統集成有限公司	民航青島流亭機場	36.00%
	上海民航華東凱亞系統集成有限公司	13.00%
西安民航凱亞科技有限公司	中國西北航空公司	32.00%
	中國東方航空集團公司	(間接)32.00%
	西安咸陽國際機場	17.00%
新疆民航凱亞信息網絡有限責任公司	中國民用航空烏魯木齊管理局	24.50%
	新疆航空公司	24.50%
	中國南方航空集團公司	(間接)24.50%
天信達信息技術有限公司	SITAGCH	49.00%
	SITA INC.	(間接)49.00%

(d) 各董事概無在任何於本通函日期仍然有效且與本集團業務關係重大的合約或安排中擁有重大權益。

(e) 於最後實際可行日期，華富嘉洛證券融資有限公司概無擁有本集團任何成員公司的股權，亦無享有任何認購或委派他人認購本集團任何成員公司證券的權利(無論是否可合法執行)。

(f) 於最後實際可行日期，自二零零二年十二月三十一日(即本集團製定最近期發表的經審核財務報表的日期)起，在本集團任何成員公司所購入、出售或租賃或建議購入、出售或租賃的任何資產中，董事或華富嘉洛證券融資有限公司概無擁有任何直接或間接權益。

3 服務合約

於最後實際可行日期，概無董事與本公司或本集團任何成員公司訂立任何不能到期或僱主不得於一年內終止而不給予補償(法定補償除外)的服務合約。

4 專家資格及同意書

華富嘉洛證券融資有限公司被視為根據香港法例第571章《證券及期貨條例》持有牌照，並已就發出本通函給予書面同意書，表示同意以本通函現有形式及涵義轉載及引述其函件，且迄今並無撤回其書面同意書。

5 重大不利變動

就董事所知，自二零零二年十二月三十一日(即本集團製定最近期發表的經審核財務報表的日期)起，本集團的財務或營業狀況均無任何重大不利變動。

6　一般資料

(a) 本公司的秘書為丁衛平先生。

(b) 本公司註冊地址為中華人民共和國北京市海淀區科學院南路二號融科資訊中心五層，郵編100080。

(c) H股登記及過戶辦事處為香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。

(d) 本通函的中、英文本如有歧義，概以英文本為準。

7　備查文件

以下文件的副本可自本通函日期起至包括二零零三年十一月二十四日止期間的一般辦公時間內於香港遮打道歷山大廈十樓年利達律師事務所的辦公室查閱：

(i) 與各發起人(集團公司除外)訂立的服務與技術支持協議；

(ii) 載於本通函內的獨立董事會推薦函件；

(iii) 載於本通函內的華富嘉洛證券融資有限公司函件；及

(iv) 本附錄第四節所提述的同意書。

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(在中華人民共和國註冊成立的股份有限公司)

中國民航信息網絡股份有限公司(「本公司」)董事會根據二零零三年十月十七日董事會決議，茲通告本公司謹定於二零零三年十二月五日(星期五)上午九時正於中華人民共和國北京東城區王府井大街2號華僑大廈二樓會議室舉行臨時股東大會，藉以審議下列事項：

普通決議案

1. 選舉15位董事擔任本公司第二屆董事會董事，任期三年，自本次臨時股東大會決議生效之日起算，同時，授權董事會分別與當選的董事簽訂《董事服務合同》、《董事承諾書》，並釐定各董事酬金。

   15位董事候選人(其中包括3位獨立非執行董事候選人)的簡歷如下：

董事：

馬鐵生，57歲，高級會計師，現任中國民航信息集團公司總經理。馬先生畢業於北京語言學院，在中國民航業擁有約三十年的管理經驗。自二零零二年十二月起，馬先生擔任本公司第一屆董事會董事長。

王全華，49歲，現任中國南方航空集團公司副總經理及中國南方航空股份有限公司董事。王先生大學畢業，於中國民航業擁有三十年管理經驗。

曹建雄，44歲，現任中國東方航空集團公司之副總經理。本公司第一屆董事會副董事長之一。曹先生為經濟學碩士，在中國民航業擁有近二十年管理經驗。

張學仁，50歲，現任中國國際航空公司之副總裁。本公司第一屆董事會副董事長之一。張先生乃高級經濟師，畢業於四川外語學院，在中國航空業擁有近二十五年經驗。

朱永，40歲，現任中國民航信息集團公司副總經理，朱先生為高級工程師，擁有北京航空航天大學工程碩士學位。本公司第一屆董事會成員，並擔任本公司總經理職務。

榮剛，41歲，現任中國民航信息集團副總經理。榮先生乃高級工程師，擁有北京大學光華管理學院工商管理碩士學位。在中國航空業擁有近二十年經驗。本公司第一屆董事會成員。

楊亞鐵，59歲，現任中國民航信息集團公司總會計師及中國航空結算中心總會計師。楊先生為高級會計師，於中國民航業擁有近四十年的財務管理經驗。

丁衛平，52歲，畢業於北京工業學院，在中國航空業擁有二十多年管理經驗。本公司第一屆董事會成員，任本公司公司秘書、副總工程師及規劃發展部總經理。

宋金箱，55歲，彼畢業於北京航空航天學院，在中國航空業擁有近二十年管理經驗。本公司第一屆監事會成員，並擔任本公司副總經濟師。

陳振友，51歲，現任中國南方航空集團公司規劃投資部負責人。陳先生擁有澳大利亞梅鐸大學工商管理學碩士學位，在中國民航業擁有近三十年的管理經驗。

司玉佩，50歲，現任中國東方航空西北公司黨委副書記，高級經濟師，畢業於西北工業大學，在中國民航業擁有約三十年的管理經驗。

宋簫，42歲，現任中國國際航空公司信息技術中心副總經理。宋先生是於南京航空航天大學管理科學與工程專業畢業的研究生，在中國民航業擁有二十多年的管理經驗。

獨立非執行董事：

烏家培，71歲，中國著名經濟學家，現為國家信息中心專家委員會顧問、中國信息協會副會長，及華僑大學經濟管理學院名譽院長，並為中國逾20所大學的兼職教授。烏先生亦是本公司第一屆董事會獨立非執行董事。

周國華，57歲，一九六六年畢業於倫敦REGENT INSTITUTE商科。曾為遠東交易所及香港聯合交易所會員及持牌人，現為華港集團主席，集團重要業務為投資國內房地產、高科技原料製造等。周先生亦是本公司第一屆董事會獨立非執行董事。

李國明，45歲，為Tom.com Limited (「Tom.com」)的顧問，Tom.com的股份於聯交所創業板上市。李先生亦擔任聯華超市股份有限公司(980)之獨立董事及北京北大青島環宇科技股份有限公司(8095)之財務總監。李先生為香港會計師公會資深會員、英國特許管理會計師公會會員及澳洲特許管理會計師，持有英國巴富大學的商業管理碩士學位。李先生擁有逾20年的財務管理經驗，在併購及企業融資方面亦具備廣泛經驗。

2. 選舉8位監事擔任本公司第二屆監事會監事，任期三年，自本次臨時股東大會決議生效之日起算，同時，授權董事會分別與當選的監事簽訂《監事服務合同》、《監事承諾書》，並釐定各監事酬金。

 8位監事候選人(其中包括1位獨立監事)的簡歷如下：

監事：

李曉軍，47歲，現任中國民航信息集團公司副總經理。李女士乃高級經濟師。彼畢業於中國人民大學，在中國航空業擁有近二十年管理經驗。本公司第一屆董事會成員。

吳穎湘，30歲，現任中國南方航空集團公司財務部部長助理。吳女士畢業於中南大學。在中國民航業擁有近十年的財務管理經驗。

杜紅鷹，44歲，現任廈門航空公司計劃財務部副總經理。本公司第一屆監事會主席。杜女士乃高級會計師，畢業於廈門大學，在中國航空業擁有十七年會計及財務經驗。

張亞坤，45歲，現任中國東方航空雲南公司信息技術部總經理。張先生畢業於西安交通大學，並獲得碩士學位。在中國航空業擁有近二十年的專業經驗。

王永強，33歲，現任海航集團執行總裁高級助理及海南海航航空信息系統有限公司董事長兼首席執行官。本公司第一屆監事會成員。彼畢業於中國民航學院，在中國航空業擁有近十年經驗。

譚曉煦，56歲，譚先生乃高級工程師。彼畢業於北京軍區外語學院，在中國航空業有近二十年技術支持經驗。譚先生擔職於本公司網絡運行部黨支部書記，並為本公司第一屆監事會成員。

張欣，41歲，張先生在中國航空業擁有近二十年之技術經驗。張先生任職於本公司工程部，並為本公司第一屆監事會成員。

獨立監事：

饒戈平，55歲，現任北京大學法學院教授、北京大學國際法研究所所長，並於中國多個大學任兼職教授，主要研究領域為港澳臺法律、國際法等。

3. 動議整體地及無條件地批准本公司於二零零三年十月十七日作出的公告內第一段所述之持續關連交易(本公司預期該等交易於本公司及其附屬公司(視情況而定)的正常及一般業務過程中定期及持續發生)，以及授權本公司董事作出彼等認為必須或適宜或恰當的所有其他行為和事情及簽署所有其他文件及採取所有步驟，藉以履行該等關連交易條款及或使之生效。

特別決議案

4. 本公司發起人股東長城航空公司、武漢航空公司、中國西南航空公司因重組而轉讓其持有的中國航信股權，具體情況如下：

   (1) 股東十七「長城航空公司」由於其資產全部轉入中國東方航空股份有限公司，其持有的中國航信的265.85萬股股份即0.3%的股權也由「中國東方航空股份有限公司」持有。

   (2) 股東十九「武漢航空公司」的資產由其股東武漢市國有資產管理委員會收回並作為投資投入「中國東方航空武漢有限責任公司」，其中包括其所持中國航信130萬股股份即0.1%股權。

   (3) 股東五「中國西南航空公司」所持中國航信2541.5萬股股份即2.9%股權劃轉給股東四「中國國際航空公司」。劃轉後，中國國際航空公司持有的中國航信的股份數為其原持有的5812.30萬股與中國西南航空公司原持有的2541.50萬股之和，即8353.80萬股。因此，中國航信《章程》記載的股東四中國國際航空公司所持有的股份數從5812.30萬股須變為8353.80萬股，股東五中國西南航空公司不再是中國航信的股東，其在《章程》中的記錄將被刪除；同時，中國航信發起人股東數量由21家減少為20家，使中國航信《章程》第一條及第二十一條中自股東六起的各股東排序都依次前進一位。

根據上述情況，本公司《章程》第一條及第二十一條的相關內容修訂如下：

(1) 本公司《章程》第一條內容中的：

「股東五	：中國西南航空公司」	被刪除		
「股東六	：中國北方航空公司」	改為	「股東五	：中國北方航空公司」
「股東七	：中國東方航空西北公司」	改為	「股東六	：中國東方航空西北公司」
「股東八	：廈門航空有限公司」	改為	「股東七	：廈門航空有限公司」
「股東九	：中國東方航空雲南公司」	改為	「股東八	：中國東方航空雲南公司」
「股東十	：海南航空股份有限公司」	改為	「股東九	：海南航空股份有限公司」
「股東十一	：新疆航空公司」	改為	「股東十	：新疆航空公司」
「股東十二	：中國新華航空有限責任公司」	改為	「股東十一	：中國新華航空有限責任公司」
「股東十三	：深圳航空有限責任公司」	改為	「股東十二	：深圳航空有限責任公司」
「股東十四	：中國航空總公司」	改為	「股東十三	：中國航空總公司」
「股東十五	：上海航空股份有限公司」	改為	「股東十四	：上海航空股份有限公司」
「股東十六	：山東航空股份有限公司」	改為	「股東十五	：山東航空股份有限公司」

「股東十七	：長城航空公司」	改為	「股東十六	：中國東方航空股份有限公司」
「股東十八	：四川航空集團公司」	改為	「股東十七	：四川航空集團公司」
「股東十九	：武漢航空公司」	改為	「股東十八	：中國東方航空武漢有限責任公司」
「股東二十	：長安航空實業公司」	改為	「股東十九	：長安航空實業公司」
「股東二十一	：山西航空實業公司」	改為	「股東二十	：山西航空實業公司」

(2) 本公司《章程》第二十一條第二段內容中的：

「股東四持有5812.30萬股，股東五持有2541.50萬股，股東六持有2466.75萬股，股東七持有2322.45萬股，股東八持有1750.45萬股，股東九持有860.60萬股，股東十持有589.55萬股，股東十一持有265.85萬股，股東十二持有2192.45萬股，股東十三持有1105.00萬股，股東十四持有755.95萬股，股東十五持有624.00萬股，股東十六持有572.65萬股，股東十七持有434.85萬股，股東十八持有172.25萬股，股東十九持有130.00萬股，股東二十持有79.95萬股和股東二十一持有16.90萬股。」

改為：

「股東四持有8353.80萬股，股東五持有2466.75萬股，股東六持有2322.45萬股，股東七持有1750.45萬股，股東八持有860.60萬股，股東九持有589.55萬股，股東十持有265.85萬股，股東十一持有2192.45萬股，股東十二持有1105.00萬股，股東十三持有755.95萬股，股東十四持有624.00萬股，股東十五持有572.65萬股，股東十六持有434.85萬股，股東十七持有172.25萬股，股東十八持有130.00萬股，股東十九持有79.95萬股和股東二十持有16.90萬股。」

上述本公司《章程》修訂內容經國家工商行政管理總局核准登記後生效。

承董事會命
馬鐵生
董事長

二零零三年十月十七日

附註：

1. 本公司將於二零零三年十一月五日(星期三)至二零零三年十二月五日(星期五)(包括首尾兩天)公司成員登記冊將會關閉，並將會暫停辦理過戶登記。於二零零三年十一月四日(星期二)營業時間結束時已經登記在股東名冊上的本公司H股及內資股持有人均有權出席臨時股東大會。H股過戶文件須於二零零三年十一月四日(星期二)下午4時正或之前送交本公司H股的過戶登記處，受讓人方可出席臨時股東大會。

   本公司H股股份登記處地址為：

   香港灣仔皇后大道東183號合和中心17樓1712-1716室香港證券登記有限公司

2. 凡有權出席臨時股東大會並於會上投票的股東均可委任一位或以上代理人(不論該人士是否股東)代其出席臨時股東大會並代其投票。代理人毋須為本公司股東。

3. 股東或其代理人出席臨時股東大會，須攜同本公司的公司章程規定的身份證明文件及其它文件。如委任超過一位代理人，該等代理人只能以投票方式行使表決權。

4. 如要委任代理人，須以書面形式進行；委託書須由作出委託的股東親自簽署或由其透過書面形式正式委任的授權人代其簽署，或就法人而言，委託書必須蓋上印章或由法人代表或其他正式委任的授權人簽署。如果委任代理人的委託書由委託人的授權人簽署，則授權其簽署的授權書或其他授權文件須經過公證。就內資股持有人而言，經過公證的授權書或其他授權文件和代理人委託書須在臨時股東大會指定舉行時間24小時前送達本公司的法定註冊地址，方為有效。就H股持有人而言，上述文件必須在相同時限內送達香港證券登記有限公司。

5. 擬親自或由代理人代表出席臨時股東大會的股東，須於二零零三年十一月十四日(星期五)或之前將出席臨時股東大會的回執交回本公司的法定註冊地址。回執可由專人送達或以郵寄或傳真方式交回。

6. 臨時股東大會預計需時半天。擬出席臨時股東大會的股東或其代理人須自行承擔交通費及住宿費。

7. 本公司的法定註冊地址為：

中國北京市海淀區
科學院南路2號
融科資訊中心5層
郵編100080
中國民航信息網絡股份有限公司

聯絡人	：丁衛平
電話	：8610-8401 9073
傳真	：8610-8401 9340
郵政信箱	：中國 北京638信箱

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(在中華人民共和國註冊成立的股份有限公司)

臨時股東大會補充通告

本公司董事會根據2003年10月29日會議決議，現就於2003年10月17日於星島日報和《The Standard》刊登的臨時股東大會通告的部分內容更正如下：

一、　經本公司董事會批准，普通決議案1.中的董事候選人中的：

「陳振友，51歲，現任中國南方航空集團公司規劃投資部負責人。陳先生擁有澳大利亞梅鐸大學工商管理學碩士學位，在中國民航業擁有近三十年的管理經驗。」

更正為

「李曉光，44歲，現任中國北方航空公司副總經理，擁有北京航空航天大學管理學碩士學位，於中國航空業擁有二十年之管理及技術經驗，亦是本公司第一屆董事會成員之一。」

二、　經本公司監事會批准，普通決議案2.中的監事候選人中的：

「吳穎湘，30歲，現任中國南方航空集團公司財務部部長助理。吳女士畢業于中南大學。在中國民航業擁有近十年的財務管理經驗。」

更正為

「陳立宏，40歲，現任新疆航空公司財務部部長。陳先生為高級會計師，於中國航空業擁有逾二十年之財務管理經驗，亦是本公司第一屆監事會成員之一。」

三、 因印刷時校對的疏忽，特別決議案4. (1) 中的「股東十七，長城航空公司」更正為「股東十一，長城航空公司」；及本公司《章程》第一條內容修訂前的股東八至股東十七和修訂後的股東七至股東十六的排名順序應為如下所列：

「股東八：	中國東方航空雲南公司」	改為	「股東七：	中國東方航空雲南公司」
「股東九：	新疆航空公司」	改為	「股東八：	新疆航空公司」
「股東十：	中國航空總公司」	改為	「股東九：	中國航空總公司」
「股東十一：	長城航空公司」	改為	「股東十：	中國東方航空股份有限公司」
「股東十二：	廈門航空有限公司」	改為	「股東十一：	廈門航空有限公司」
「股東十三：	海南航空股份有限公司」	改為	「股東十二：	海南航空股份有限公司」
「股東十四：	中國新華航空有限責任公司」	改為	「股東十三：	中國新華航空有限責任公司」
「股東十五：	深圳航空有限責任公司」	改為	「股東十四：	深圳航空有限責任公司」
「股東十六：	上海航空股份有限公司」	改為	「股東十五：	上海航空股份有限公司」
「股東十七：	山東航空股份有限公司」	改為	「股東十六：	山東航空股份有限公司」

謹此公告。

承董事會命
丁衛平
董事兼公司秘書

二零零三年十月三十日

82-34687

04 APR 12 AM 7:21

中国航信 TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The Board of the Company hereby announces in accordance with the requirements of paragraph 2 of the Listing Agreement the possible impact that the recent outbreak of SARS in China, Hong Kong and other parts of the world is likely to have on the business operation of the Company.

The Board of Directors (the "Board") of TravelSky Technology Limited (the "Company", together with its subsidiaries, the "Group") hereby announces in accordance with the requirements of paragraph 2 of the Listing Agreement the possible impact that the recent outbreak of the Severe Acute Respiratory Syndrome (Atypical Pneumonia) ("SARS") in China, Hong Kong and other parts of the world is likely to have on the business operation of the Company.

As a result of the outbreak of SARS in a number of places, the growth in the bookings processed by the Company's Electronic Travel Distribution (ETD) system on Chinese commercial airlines and on foreign and regional airlines has been slowing down since March 2003 and is expected to decline in April 2003.

Based on the information of the Company, the bookings processed by the ETD system on Chinese commercial airlines and on foreign and regional airlines between 1 April 2003 and 23 April 2003 decreased by 15.7 per cent. as compared to the corresponding period last year, of which bookings processed on Chinese commercial airlines decreased by 15.1 per cent. and bookings processed on foreign and regional airlines decreased by 28.5 per cent..

The Board is also aware that some airlines have considered or are considering reducing their number of flights, while some travel agencies have cancelled or are cancelling their travelling tours. These may cause a further impact on the volume of bookings processed by the Company's ETD system.

The Board believes that if the outbreak of SARS persists, the adverse impact on the business operation and financial status of the Group may become apparent.

In view of the current drastic changes in the spread of SARS, and the uncertainty over the duration of the incident, the Board is not in a position to assess the extent of the possible impact it may have on the business operation and financial status of the Group.

The Board will closely monitor any further development of SARS and the possible impact it may have on the Company, and will continue to comply with, on a timely basis, the applicable disclosure requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By order of the Board
Ding Weiping
Executive Director and Company Secretary

Beijing, the PRC
25 April 2003

Please also refer to the published version of this announcement in South China Morning Post / Hong Kong Economic Times

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE 2002 ANNUAL GENERAL MEETING

The Board of the Company is pleased to announce that the AGM of the Company was held in Beijing on 29 April 2003, at which the resolutions set out hereinbelow were duly passed.

The board of directors (the "Board") of TravelSky Technology Limited (the "Company") is pleased to announce that the 2002 Annual General Meeting (the "AGM") was held in Beijing on 29 April 2003.

At the AGM, the following ordinary resolutions were duly passed:

1. the "Report of Directors" for the year ended 31 December 2002 was approved;
2. the "Report of the Supervisory Committee" for the year ended 31 December 2002 was approved;
3. the "Auditors' Report" for the year ended 31 December 2002 was reviewed and the audited financial statements of the Company for the year ended 31 December 2002 were approved;
4. the distribution of a final dividend and the calculation of such distribution of the Company for the year ended 31 December 2002 were approved; the Board was authorised to implement all matters relating to dividend distribution, including but not limited to the appointment of agencies for the receipt or payment of dividends and execution of related legal documents;
5. the appointment of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co. as the international and PRC auditors of the Company, respectively, for the year ending 31 December 2003 were approved and the Board was authorised to fix their remuneration;

Since there was a change in the Company's address, and the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) took effect on 1 April 2003, the Articles of Association of the Company have to be amended accordingly. The following special resolutions were also passed at the AGM:

6. it was approved that the address of the Company be changed to Raycom Infotech Park, No. 2, Ke Xue Yuan South Road, Haidian District, Beijing 100080, PRC, and that the following amendments to the Articles of Association of the Company were made:

   "Article 3: Address of the Company: Fan Ya Building, No. 128, Zhichun Road, Haidian District, Beijing 100086, PRC."

   was amended as:

   "Article 3: Address of the Company: Raycom Infotech Park, No. 2, Ke Xue Yuan South Road, Haidian District, Beijing 100080, PRC."

7. it was approved that the name "Securities and Futures (Clearing Houses) Ordinance (Chapter 420 of the Laws of Hong Kong)" as referred to in Article 65 of the Articles of Association of the Company was to be replaced by "Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)".

By order of the Board
TravelSky Technology Limited
Ding Weiping
Executive Director and Company Secretary

Beijing, the People's Republic of China
29 April 2003

Please also refer to the published version of this announcement in The Standard / Hong Kong Economic

:: Investor
Investment Service Centre
Listed Companies Information

TRAVELSKY TECH<00696> - Exceptional Price & Turnover Move

The Stock Exchange has received a message from Travelsky Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Excha Limited.

We have noted the increase in the price and the trading v shares of the Company on 26 May 2003 and wish to state th aware of any reasons for such increase in the share price volume.

None of the directors of the company participated in the shares of the company on 26 May 2003.

We also confirm that there are no negotiations or agreeme intended acquisitions or realisations which are disclosea paragraph 3 of the Listing Agreement, neither is the Boar aware of any matter discloseable under the general obliga paragraph 2 of the Listing Agreement, which is or may be price-sensitive nature.

Made by the order of the Board of the Company the directo individually and jointly accept responsibility for accura statement.

Ding Weiping
Director and Company Secretary

28 May 2003"

中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

Subsequent to the announcement of the Company dated 25 April 2003, the Board of the Company hereby make a further announcement in respect of the impact that the outbreak of SARS has had on the business operation and the financial status of the Group.

In the meantime, the Board would like to remind shareholders of the Company and potential investors to exercise caution when dealing in the shares of the Company.

In addition, the Board of the Company announces that it has completed the registration procedures for the change of its registered address.

Subsequent to the announcement of the Board of Directors (the "Board") of TravelSky Technology Limited (the "Company", together with its subsidiaries, the "Group") dated 25 April 2003, the Board hereby make a further announcement in accordance with the requirements of paragraph 2 of the Listing Agreement in respect of the impact that the outbreak of the Severe Acute Respiratory Syndrome (Atypical Pneumonia) ("SARS") has had on the business operation and the financial status of the Group.

Based on the statistical information of the Company, as a result of the outbreak of SARS, the bookings processed by the Company's Electronic Travel Distribution (ETD) system and passenger departures processed by the Company's Airport Passenger Processing (APP) system decreased significantly in May 2003. Some travel agencies have ceased or suspended using the service terminals of the Group .

In May 2003, the bookings on Chinese commercial airlines and on foreign and regional airlines processed by the ETD system decreased by 76.5 per cent. as compared to the corresponding period in 2002, of which bookings on Chinese commercial airlines processed decreased by 77.4 per cent. and the bookings on foreign and regional airlines processed decreased by 54.9 per cent.. Passenger departures processed by the Company's APP system decreased by 73.4 per cent. as compared to the corresponding period in 2002.

Although the spread of SARS in mainland China has slowed recently, the Board is of the opinion that recovery of the air travel and tourism industries in China will depend on when the spread of SARS can be come completely under control and when the confidence of air travellers will recover. In view of the substantive adverse impact caused by SARS to the business of the Group, the financial position of the Group might be adversely affected in 2003. The Board will continue to closely monitor further development of the event, and will comply, on a timely basis, with the disclosure requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

In the meantime, the Board would like to remind shareholders of the Company and potential investors to exercise caution when dealing in the shares of the Company.

In addition, pursuant to the approval of shareholders at the Company's 2002 Annual General Meeting, the Company has completed the relevant registration procedures for the change of its registered address with the State Administration for Industrial and Commerce of China. With effect from 28 May 2003, the new registered address of the Company is as follows:

Raycom InfoTech Park, No. 2, Ke Xue Yuan South Road,
Haidian District, Beijing 100080, PRC

By order of the Board
Ding Weiping
Executive Director and Company Secretary

11 June 2003
Beijing, the PRC

Investor
Investment Service Centre
Listed Companies Information

TRAVELSKY TECH<00696> - Exceptional Price & Turnover Move

The Stock Exchange has received a message from Travelsky Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Excha Limited.

We have noted the increase in the price and the trading v shares of the Company on 13 June 2003 and wish to state t information disclosed in the announcement made by the com 2003, we are not aware of any reasons for such increase i and the trading volume.

None of the directors of the company participated in the shares of the company on 13 June 2003.

We also confirm that there are no negotiations or agreeme intended acquisitions or realisations which are disclosea paragraph 3 of the Listing Agreement, neither is the Boar aware of any matter discloseable under the general obliga paragraph 2 of the Listing Agreement, which is or may be price-sensitive nature.

Made by the order of the Board of the Company the directo individually and jointly accept responsibility for accura statement.

Ding Weiping
Director and Company Secretary

13 June 2003"

:: Investor
Investment Service Centre
Listed Companies Information

TRAVELSKY TECH<00696> - Amendment to Results Announcement

The Stock Exchange has received a message from TravelSky Limited which is reproduced as follows:-

"We refer to the results announcement form (the "Form") s Exchange dated 26 August 2003 and the interim results ann "Announcement") published in the newspapers today (27/08/ like to set out its explanation below regarding a discrep certain figures in the Form and the Announcement.

In the Form, the "Profit/(Loss) from Operations" figure f Period from 1 January 2003 to 30 June 2003" is expressed 143,746,000. In the Announcement, such figure is not exp but may be calculated by deducting the "Share of results companies" from "Profit before taxation", both figures in "Six months ended 30 June 2003", which yields a figure of

The calculated figure in the Announcement of 143,747,000 up, whereas the expressed figure in the Form of 143,746,0 rounded up- this rounding up operation explains the discr Company confirms that the calculated figure of 143,747,00 Announcement is correct."

中國民航信息網絡股份有限公司

TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT
RESOLUTIONS PASSED AT THE EXTRAORDINARY GENERAL MEETING HELD ON DECEMBER 5, 2003

The Board is pleased to announce that the EGM was held on December 5, 2003, at which the resolutions set out below were passed. Furthermore, the first meetings of the second Board and second Supervisory Committee were respectively held on December 5, 2003.

An Extraordinary General Meeting (the "EGM") of TravelSky Technology Limited (the "Company") was held in Beijing on December 5, 2003.

The following ordinary resolutions were passed at the EGM:

1. Ma Tiesheng, Wang Quanhua, Cao Jianxiong, Zhang Xueren, Zhu Yong, Rong Gang, Yang Yatie, Ding Weiping, Song Jinxiang, Li Xiaoguang, Si Yupei, Song Jian, Wu Jiapei (an independent non-executive director), Chow Kwok Wah, James (an independent non-executive director), and Lee Kwok Ming (an independent non-executive director) were elected as the directors of the second board of directors (the "Board") of the Company for a term of three years effective immediately, and the term of the first Board of the Company ended on this same date, and the Board was authorized to enter into the "Service Contract for Director" and the "Director's Undertakings" with each of the above directors so elected and to fix the remuneration thereof.

2. Li Xiaojun, Du Hongying, Zhang Yakun, Wang Yongqiang, Chen Lihong, Tan Xiaoxi, Zhang Xin and Rao Geping (an independent supervisor) were elected as the supervisors of the second supervisory committee of the Company (the "Supervisory Committee") for a term of three years effective immediately, and the term of the first Supervisory Committee ended on this same date, and the Board was authorized to enter into the "Service Contract for Supervisor" and the "Supervisor's Undertakings" with each of the above supervisors so elected and to fix the remuneration thereof.

3. The ongoing connected transactions as described in the "Shareholders' Circular" despatched on November 11, 2003, which the Company expects to occur on a regular and continuous basis in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, were generally and unconditionally approved and the directors of the Company were authorized to do all such further acts and things and execute all such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such connected transactions.

The following special resolutions were passed at the EGM:

4. The assignments of the equity interests by the Company's promoters Air Greatwall Co., Wuhan Airlines Co. and China Southwest Airlines Co. in the Company as to 2,658,500 shares (0.3% equity interest), 1,300,000 shares (0.1% equity interest) and 25,415,000 shares (2.9% equity interest) to China Eastern Airlines Co., Ltd., China Eastern Airlines Wuhan Co., Ltd and Air China respectively were agreed and approved; and the corresponding amendments to the names of shareholders in Article 1 of the Articles of Associations of the Company and the shareholdings of the shareholders in Article 21 of the Articles of Associations of the Company in accordance with such changes in shareholdings as mentioned above were approved. The amended Articles of Associations of the Company shall become effective upon approval and registration by the State Administration for Industry and Commerce.

Upon election at the first meeting of the second Board of the Company, Mr. Ma Tiesheng was elected as the Chairman of the second Board of the Company, whereas Messrs. Wang Quanhua, Cao Jianxiong and Zhang Xueren were elected as the Vice Chairmen of the second Board of the Company; and the Board resolved that the Company's Audit Committee shall be constituted by independent directors Messrs. Wu Jiapei, Chow Kwok Wah, James and Lee Kwok Ming.

Furthermore, upon election at the first meeting of the second Supervisory Committee, Ms. Li Xiaojun was elected as the Chairman of the second Supervisory Committee of the Company.

By order of the Board
Ding Weiping
Executive Director and Company Secretary

Beijing, the People's Republic of China
December 5, 2003

Please also refer to the published version of this announcement in The Standard / Sing Tao Daily.

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China)

ANNOUNCEMENT
Connected Transaction

Summary

The Board wishes to announce that on 11 November 2003, the Company entered into the Purchase Agreements pursuant to which the Company has agreed to purchase the Products and Services from the Seller.

Under the Listing Rules, the entering into of the Purchase Agreements should have been announced upon signing. The reason for the late disclosure was due to the fact that the Company believed erroneously that the entering into of the Purchase Agreements fell within the scope of an ongoing connected transactions waiver granted by the Stock Exchange which was renewed on 10 December 2003. The Stock Exchange has reserved the right to take disciplinary action against the Company for this breach of the Listing Rules.

Connected Transaction

The Company currently holds 47% of the equity interest in the Seller, while China Eastern Air Holding Company, a promoter of the Company, currently controls 37% of the equity interest in the Seller, hence the Seller is a connected person of the Company and the entry into the Purchase Agreements constitutes a connected transaction of the Company. As the Directors, including the independent Directors, consider that the transaction is on normal commercial terms and as the amount of the consideration is less than 3% of the Company's net tangible assets, the Company will not be required to seek independent shareholders' approval at a general meeting.

Terms of the Purchase Agreements

The Company has entered into the Purchase Agreements on 11 November 2003 with the Seller pursuant to which the Company has agreed to purchase the Products and Services from the Seller. The total consideration for the Products and Services is RMB 6,664,864 in cash, which was arrived at after arm's length negotiation between the parties. The consideration is to be paid in two instalments with the first installment (amounting to 30% of the total consideration) payable upon the signing of the Purchase Agreements and the balance payable upon the provision of the Products and Services in full. The Purchase Agreements are unconditional.

Under the Listing Rules, the entering into of the Purchase Agreements should have been announced upon signing. The reason for the late disclosure was due to the fact that the Company believed erroneously that the entering into of the Purchase Agreements fell within the scope of an ongoing connected transactions waiver granted by the Stock Exchange which was renewed on 10 December 2003. The Stock Exchange has reserved the right to take disciplinary action against the Company for this breach of the Listing Rules.

Connected Transaction

The Company currently holds 47% of the equity interest in the Seller, while China Eastern Air Holding Company, a promoter of the Company, currently controls 37% of the equity interest in the Seller, hence the Seller is a connected person of the Company and the entry into the Purchase Agreements constitutes a connected transaction of the Company. The Directors, including the independent Directors, consider that the transaction is on normal commercial terms and in the ordinary and usual course of business of the Company and as the amount of the consideration is less than 3% of the Company's net tangible assets, the Company will not be required to seek shareholders' approval at a general meeting.

Reasons for the Transaction

The purchase of the Products and Services primarily comprise essential business hardware such as internet switches and routers which are used within the Company's information technology systems. The purchase of the equipment is in line with the Company's strategy of upgrading its information technology to complement the expansion of its business.

The Seller is principally engaged in the provision of information technology services, including hardware and software services, network development and maintenance and the provision of civil aviation network nodes and end user facilities. The Seller was selected as the vendor of the equipment after the proposed requisition of the Products and Services was put out in a public tender in accordance with applicable PRC laws and regulations. Under PRC laws and regulations, the Company must consider at least three bidders for a tender process to proceed. As part of the tender process, the Company put out a tender notice on two websites, www.chinabidding.com and www.chinabidding.com.cn, after which two pools of bidders were considered for selection by a committee comprising independent experts and representatives from the Company.

With the benefits arising therefrom, the Directors, including the independent Directors, consider that the acquisition of the Products and Services is in the interests of the shareholders of the Company as a whole.

Business of the Group

The Group is principally engaged in providing information technology solutions for China's air travel and tourism industries and inventory management solutions for Chinese commercial airlines.

Definitions

"Board"	the board of directors of the Company
"Company"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose H shares are listed on The Stock Exchange of Hong Kong Limited
"Directors"	the directors of the Company
"Group"	the Company together with its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC" or "China"	People's Republic of China
"Products and Services"	certain computer network hardware and software and certain related services to be provided by the Seller in respect of such computer network hardware and software

"Purchase Agreements"	two agreements dated 11 November 2003 pursuant to which the Company has agreed to purchase and the Seller has agreed to sell the Products and Services
"RMB"	Renminbi, the lawful currency of the PRC
"Seller"	Shanghai Civil Aviation East China Service System Integration Company Limited, a company incorporated under the laws of the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

In this announcement, unless otherwise stated, certain amount denominated in RMB has been converted (for information only) into HK$ using an exchange rate of HK$1.00: RMB1.10. Such conversion shall not be construed as a representation that amounts in RMB were or may have been converted into HK$ (as the case may be) using such exchange rate or any other exchange rate or at all.

By Order of the Board
TRAVELSKY TECHNOLOGY LIMITED
Ding Weiping
Director and Company Secretary

Beijing, the PRC, 6 February 2004

Please also refer to the published version of this announcement in The Standard / Sing Tao Daily.

TRAVELSKY TECH<00696> - Exceptional Turnover Movement

The Stock Exchange has received a message from Travelsky Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Excha Limited.

We have noted the recent increases in the trading volume the Company and wish to state that we are not aware of an increase.

We also confirm that there are no negotiations or agreeme intended acquisitions or realisations which are disclosea 3 of the Listing Agreement, neither is the Board aware o discloseable under the general obligation imposed by para Listing Agreement, which is or may be of a price-sensitiv

Made by the order of the Board of Travelsky Technology Li of which individually and jointly accept responsibility f this statement.

Ding Weiping
Director

3 February 2004"

:: Investor
Investment Service Centre
Listed Companies Information

TRAVELSKY TECH<00696> - Exceptional Price & Turnover Move

The Stock Exchange has received a message from Travelsky Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Excha Limited.

We have noted the decrease in the price and increase in t of the shares of the Company on 12 March 2004 and wish to the information disclosed in the announcement made by the March 2004, we are not aware of any reasons for such decr price and increase in the trading volume.

We also confirm that there are no negotiations or agreeme intended acquisitions or realisations which are disclosea paragraph 3 of the Listing Agreement, neither is the Boar matter discloseable under the general obligation imposed the Listing Agreement, which is or may be of a price-sens

Made by the order of the Board of Travelsky Technology Li directors of which individually and jointly accept respon accuracy of this statement.

Ding Weiping
Director

12 March 2004"